Exhibit 99.3

MOUNTAIN PROVINCE DIAMONDS INC.

161 Bay Street

Suite 1410, P.O. Box 216

Toronto, Ontario M5J 2S1

Dated March 5, 2018

DELIVERED BY EMAIL

Kennady Diamonds Inc.

161 Bay Street

Suite 1410, P.O. Box 216

Toronto, Ontario M5J 2S1

Attention: Rory Moore, President and CEO

Re: Amendment to Arrangement Agreement

Dear Sirs:

We refer to the arrangement agreement between Mountain Province Diamonds Inc. ("Mountain Province") and Kennady Diamonds Inc. ("Kennady") dated January 28, 2018 (the "Arrangement Agreement"), a copy of which is attached to this letter as Schedule "A".

Kennady and Mountain Province hereby agree to amend the Arrangement Agreement as follows:

1.	to delete, in the definition of "Mailing Deadline" (Article 1), the reference to "March 7, 2018" and replace it with "March 20, 2018".

2.	to delete, in the definition of "Meeting Deadline" (Article 1), the reference to "April 6, 2018" and replace it with "April 10, 2018".

3.	to delete, in section 7.4(a)(iii), the second last word of the clause ("Mountain") and replace it with "Kennady".

Subject to the foregoing, all other provisions of the Arrangement Agreement shall continue in full force and effect. This amending agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, and shall be deemed to be incorporated within the Arrangement Agreement. This amending agreement may be executed in several counterparts (by original, facsimile, pdf or other electronic signature), each of which when so executed shall be deemed to be an original and each of such counterparts, if executed by each of Kennady and Mountain Province, shall constitute a valid and enforceable agreement among the parties.

If you agree with the foregoing, please countersign this letter as indicated below.

Yours truly,

Per:	(signed) "David Whittle"
David Whittle
Interim President and CEO

Acknowledged and agreed to by Kennady Diamonds Inc. effective as of the 5th day of March, 2018.

Per:	(signed) "Rory Moore"
Rory Moore
President and CEO

Schedule "A"

Arrangement Agreement

See attached.

MOUNTAIN PROVINCE DIAMONDS INC.

AND

KENNADY DIAMONDS INC.

ARRANGEMENT AGREEMENT

DATED JANUARY 28, 2018

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TABLE OF CONTENTS

Article 1 INTERPRETATION		5
1.1	Definitions	5
1.2	Interpretation Not Affected by Headings	21
1.3	Number and Gender	21
1.4	Date for Any Action	21
1.5	Accounting Matters	21
1.6	Currency	21
1.7	Knowledge	22
1.8	Schedules	22
Article 2 THE KENNADY ARRANGEMENT		22
2.1	Kennady Arrangement	22
2.2	Kennady Interim Order	22
2.3	Kennady Meeting	23
2.4	Mountain Meeting	25
2.5	Joint Circular	25
2.6	Preparation of Filings	27
2.7	Kennady Final Order.	27
2.8	Court Proceedings	28
2.9	Kennady Articles of Arrangement and Effective Date	28
2.10	Payment of Consideration	29
2.11	Announcement and Shareholder Communications	29
2.12	Withholding Taxes	29
2.13	U.S. Securities Law Matters	30
Article 3 REPRESENTATIONS AND WARRANTIES OF KENNADY.		31
3.1	Representations and Warranties	31
3.2	Survival of Representations and Warranties	43
Article 4 REPRESENTATIONS AND WARRANTIES OF MOUNTAIN		43
4.1	Representations and Warranties	43
4.2	Survival of Representations and Warranties	56
Article 5 COVENANTS		57
5.1	Covenants of Kennady Regarding the Conduct of Business	57
5.2	Covenants of Kennady Relating to the Arrangement	61

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5.3	Covenants of Mountain Regarding the Conduct of Business	62
5.4	Covenants of Mountain Relating to the Arrangements	65
5.5	Employee and Severance Matters	65
5.6	Mutual Covenants	65
5.7	Privacy	66
Article 6 CONDITIONS		67
6.1	Mutual Conditions Precedent	67
6.2	Additional Conditions Precedent to the Obligations of Mountain	68
6.3	Additional Conditions Precedent to the Obligations of Kennady	69
6.4	Satisfaction of Conditions	70
Article 7 ADDITIONAL AGREEMENTS		70
7.1	Mutual Covenants Regarding Non-Solicitation	70
7.2	Notification of Acquisition Proposals	72
7.3	Responding to Acquisition Proposal and Superior Proposals by Kennady	72
7.4	Responding to Acquisition Proposal and Superior Proposals by Mountain	73
7.5	Right to Match	74
7.6	Access to Information; Confidentiality	76
7.7	Notices of Certain Events	76
7.8	Insurance and Indemnification	77
Article 8 TERM, TERMINATION, AMENDMENT AND WAIVER		77
8.1	Term	77
8.2	Termination	77
8.3	Expenses and Termination Fees.	80
8.4	Amendment	83
8.5	Waiver	83
Article 9 GENERAL PROVISIONS		83
9.1	Notices	83
9.2	Governing Law; Waiver of Jury Trial	84
9.3	Injunctive Relief	84
9.4	Further Assurances	85
9.5	Time of Essence	85
9.6	Entire Agreement, Binding Effect and Assignment	85
9.7	No Liability	85
9.8	Severability	85
9.9	Counterparts, Execution	85

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SCHEDULE A KENNADY PLAN OF ARRANGEMENT	1
SCHEDULE B KENNADY ARRANGEMENT RESOLUTION	1
SCHEDULE C MOUNTAIN SHAREHOLDER RESOLUTION	1

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated January 28, 2018

BETWEEN:

MOUNTAIN PROVINCE DIAMONDS INC., a corporation continued under the laws of the Province of Ontario (“Mountain”)

- and -

KENNADY DIAMONDS INC., a corporation existing under the laws of the Province of Ontario (“Kennady”)

RECITALS:

A.	Mountain desires to acquire all of the Kennady Shares.
B.	The Parties intend to carry out the transactions contemplated in this Agreement by way of arrangement under the provisions of the OBCA.
C.	The Kennady Board has unanimously determined, after receiving financial and legal advice and the Kennady Fairness Opinion, that the Kennady Arrangement is fair to the Kennady Shareholders and it is in the best interests of Kennady to enter into this Agreement, on the terms and subject to the conditions contained in this Agreement, pursuant to which Kennady would become a wholly-owned Subsidiary of Mountain, and the independent members of the Kennady Board unanimously approved this Arrangement Agreement, and the Kennady Board has resolved to recommend that the Kennady Arrangement Resolution be approved by the Kennady Shareholders, on the terms and subject to the conditions of this Agreement.
D.	The Mountain Board has unanimously determined, after receiving financial and legal advice and receipt of the Mountain Fairness Opinion, that the Kennady Arrangement is fair to the Mountain Shareholders and it is in the best interests of Mountain to enter into this Agreement, on the terms and subject to the conditions contained in this Agreement, pursuant to which Kennady would become a wholly-owned Subsidiary of Mountain, and the independent members of the Mountain Board unanimously approved this Arrangement Agreement, and the Mountain Board has resolved to recommend that the Mountain Shareholder Resolution be approved by the Mountain Shareholders, on the terms and subject to the conditions of this Agreement.
E.	Mountain has entered into the Kennady Voting Agreements with the Kennady Locked-Up Shareholders, pursuant to which, among other things, the Kennady Locked-Up Shareholders have agreed, subject to the terms and conditions thereof, to vote the Kennady Shares held by them in favour of the Kennady Arrangement Resolution.
F.	Kennady has entered into the Mountain Voting Agreements with the Mountain Locked-Up Shareholders, pursuant to which, among other things, the Mountain Locked-Up Shareholders have agreed, subject to the terms and conditions thereof, to vote the Mountain Shares held by them in favour of the Mountain Shareholder Resolution.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement (including the recitals hereto), unless the context otherwise requires:

“2435386” means 2435386 Ontario Inc., a company incorporated under the laws of Ontario;

“2435572” means 2435572 Ontario Inc., a company incorporated under the laws of Ontario;

“Acquisition Proposal” relating to a Party means, other than the transactions contemplated by this Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned Subsidiaries, any written offer, proposal or inquiry from any Person or group of Persons (other than from the other Party or any of its Subsidiaries), whether or not delivered to the shareholders of that Party, after the date hereof relating to: (a) any direct or indirect acquisition or sale (or other arrangement having the same economic effect), whether in a single transaction or a series or related transactions, of: (i) the assets of that Party and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of that Party and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of that Party and its Subsidiaries, taken as a whole, or (ii) 20% or more of any voting or equity securities of that Party or any one or more of its Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole; (b) any direct or indirect take-over bid, tender offer, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of that Party and/or any of its Subsidiaries; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving that Party and/or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that Party and its Subsidiaries, taken as a whole; or (d) any other similar transactions involving such Party or its Subsidiaries;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 - Prospectus Exemptions;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, the Kennady Disclosure Letter and the Mountain Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, whether or not having the force of Law, and includes any Environmental Permit;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

“CEE” means “Canadian exploration expense” as such term is defined in Section 66.1(6) of the Tax Act;

“Claim” means any demand, action, cause of action, investigation, inquiry, suit, proceeding, claim, complaint, arbitration, charge, prosecution, assessment or reassessment, including any appeal or application for review, judgment, arbitration, award, grievance, settlement or compromise;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Confirmation of Assignment Agreement” means the letter agreement dated October 3, 2014 from Mountain and 2435386 to De Beers, confirming, amongst other things, the assignment of Mountain’s Participating Interest to 2435386, as acknowledged and agreed by De Beers on October 10, 2014;

“Confidentiality Agreement” means the confidentiality agreement dated January 3, 2018 entered into between Mountain and Kennady;

“Consideration” means the consideration to be received by the Kennady Shareholders (other than a Dissenting Shareholder) pursuant to the Kennady Plan of Arrangement as consideration for their Kennady Shares, consisting of 0.975 Consideration Shares for each one (1) issued and outstanding Kennady Share;

“Consideration Shares” means the Mountain Shares to be issued pursuant to the Kennady Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party is a party or by which it is bound or affected or to which any of its properties or assets is subject;

“Court” means the Ontario Superior Court of Justice (Commercial List) or other court with jurisdiction to consider and issue the Kennady Interim Order and the Kennady Final Order;

“De Beers” means De Beers Canada Inc., a corporation incorporated under the laws of Canada;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by Kennady and Mountain for the purpose of, among other things, exchanging certificates representing Kennady Shares for the Consideration in connection with the Kennady Arrangement;

“Development Plan” has the meaning ascribed to it in the Senior Secured Facility;

“Director” means the Director appointed pursuant to Section 278 of the OBCA;

“Disclosing Party” has the meaning ascribed thereto in the definition of Transferred Information;

“Dissent Rights” means the rights of dissent exercisable by the Kennady Shareholders in respect of the Kennady Arrangement described in Article 4 of the Kennady Plan of Arrangement;

“Dissenting Shareholder” means a registered Kennady Shareholder who duly exercises its Dissent Rights pursuant to Article 4 of the Kennady Plan of Arrangement and the Kennady Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“Effective Date” means the date upon which the Kennady Arrangement is effective as set out in the Kennady Plan of Arrangement;

“Effective Time” has the meaning ascribed to such term in the Kennady Plan of Arrangement;

“Environmental Laws” means all Laws, imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, treatment, processing, recycling, handling, transport, distribution, destruction, transfer, import, export or sale of Hazardous Substances;

“Environmental Permits” means all Permits or program participation requirements with or from any Governmental Entity under any Environmental Laws;

“Governmental Entity” means any applicable: (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or entity, domestic or foreign; (b) stock exchange, including Nasdaq, the TSX and TSXV; (c) subdivision, agent, commission, board or authority of any of the foregoing; or (d) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

“IFRS” means International Financial Reporting Standards;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Intent Letter” means the binding confirmation of intent letter from Mountain, 2435572, and 2435386 to, and countersigned by, De Beers in its capacity as Operator and JV Participant dated on or about December 2, 2014;

“Joint Circular” means the notice of the Kennady Meeting and the notice of the Mountain Meeting, to be sent to the Kennady Shareholders in connection with the Kennady Meeting and to be sent to the Mountain Shareholders in connection with the Mountain Meeting, respectively, and the accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith and information incorporated by reference therein, as such may be amended, supplemented or otherwise modified from time to time;

“Joint Venture” means the unincorporated joint venture established under the Joint Venture Agreement in order to develop and operate the Project;

“Joint Venture Agreement” means the amended and restated joint venture agreement between Mountain, Camphor Ventures Inc. and De Beers, dated on or about July 3, 2009 as amended;

“Joint Venture Property” has the meaning given to it in the Joint Venture Agreement;

“JV Management Committee” means the ‘Management Committee’ as defined in the Joint Venture Agreement;

“JV Participants” means the ‘Participants’ as defined in the Joint Venture Agreement;

“Kennady Annual Financial Statements” means the audited financial statements of Kennady as at and for the fiscal years ended December 31, 2016 and 2015 together with the notes thereto;

“Kennady Arrangement” means the arrangement under the provisions of Section 182 of the OBCA on the terms and subject to the conditions set out in the Kennady Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.4 hereof or the Kennady Plan of Arrangement or made at the direction of the Court in the Kennady Final Order (provided that any such amendment or variation is acceptable to both Kennady and Mountain, each acting reasonably);

“Kennady Arrangement Resolution” means the special resolution of the Kennady Shareholders approving the Kennady Plan of Arrangement which is to be considered at the Kennady Meeting as provided for in Subsection 2.2(c), substantially in the form and content of Schedule “B” hereto;

“Kennady Articles of Arrangement” means the articles of arrangement of Kennady in respect of the Kennady Arrangement required under Section 183(1) of the OBCA to be filed with the Director giving effect to the Kennady Arrangement;

“Kennady Benefit Plans” means any pension or retirement income plans or other employee compensation, other than equity or security-based compensation arrangements, or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Kennady or for which Kennady could have any liability;

“Kennady Board” means the board of directors of Kennady as the same is constituted from time to time;

“Kennady Board Recommendation” means the unanimous determination of the Kennady Board, after consultation with its legal and financial advisors, that the Arrangement is in the best interest of Kennady and is fair to Kennady Shareholders and the unanimous recommendation of the Kennady Board to Kennady Shareholders that they vote in favour of the Kennady Arrangement Resolution, provided that members of the Kennady Board who are related parties of the Significant Shareholder shall abstain from voting on any matters or making any recommendations in respect of the transaction contemplated hereunder;

“Kennady Change in Recommendation” has the meaning ascribed thereto in Subsection 8.2(c)(i);

“Kennady Disclosure Letter” means the disclosure letter executed by Kennady and delivered to Mountain prior to the execution of this Agreement;

“Kennady DSUs” means deferred share unit awards of Kennady issued or issuable pursuant to the Kennady Plan;

“Kennady Fairness Opinion” means the opinion of Haywood Securities Inc.;

“Kennady Final Order” means the final order of the Court pursuant to 182(5) of the OBCA, in a form acceptable to Kennady and Mountain, each acting reasonably, approving the Kennady Arrangement, as such order may be amended by the Court (with the consent of both Kennady and Mountain, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Kennady and Mountain, each acting reasonably) on appeal;

“Kennady Financial Statements” means, collectively, the Kennady Annual Financial Statements and the Kennady Interim Financial Statements;

“Kennady Interim Financial Statements” means the unaudited interim condensed financial statements of Kennady as at and for the period ended September 30, 2017, together with the notes thereto;

“Kennady Interim Order” means the interim order made by the Court contemplated by Section 2.2 of this Agreement, in a form acceptable to Kennady and Mountain, each acting reasonably, providing for, among other things, the calling and holding of the Kennady Meeting, as the same may be amended, supplemented or varied by the Court (with the consent of Kennady and Mountain, each acting reasonably);

“Kennady Locked-up Shareholders” means the Significant Shareholder, Jonathan Comerford, Rory Moore, Tom McCandless, Bruce Ramsden, Robert Parsons and Claudia Tornquist, who collectively hold 14,560,342 Kennady Shares, 141,666 Kennady RSUs and 935,000 Kennady Options;

“Kennady Material Adverse Effect” any change, development, effect, event, circumstance, fact or occurrence that individually or in the aggregate with other such changes, developments, effects, events, circumstances, facts or occurrences, (x) is or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (including any contingent liabilities), operations or results of operations of Kennady and its subsidiaries, taken as a whole, or (y) prevents or materially adversely affects, or would reasonably be expected to prevent or materially adversely affect, the ability of Kennady to timely perform its obligations under this Agreement, except, any change, development, effect, event, circumstance, fact or occurrence resulting from or relating to: (a) a change in the market price of the Kennady Shares following and reasonably attributable to the public announcement of the execution of this Agreement and the transactions contemplated hereby; (b) any changes affecting the global diamond mining industry generally; (c) any change in the market price of diamonds; (d) general economic, political, financial, currency exchange, securities or commodity market conditions in Canada or the United States; (e) any change in IFRS occurring after the date hereof; (f) any change in applicable Laws or in the interpretation thereof by any Governmental Entity occurring after the date hereof; (g) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (h) any natural disaster; (i) any decrease in the trading price or any decline in trading volume of the Kennady Shares (it being understood that the cause underlying such change in trading price or trading volume (other than those in items (a) to (h) above) may be taken into account in determining whether a Kennady Material Adverse Effect has occurred); (j) any action taken by Kennady that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course); or (k) any matters disclosed in the Kennady Disclosure Letter; provided, however, that with respect to clauses (b) to (h), such changes do not relate primarily to Kennady or do not have a disproportionate effect on Kennady compared to other companies of similar size operating in the diamond mining industry; and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a “Kennady Material Adverse Effect” has occurred;

“Kennady Meeting” means the special meeting of Kennady Shareholders including any adjournment or postponement thereof, to be called and held in accordance with the Kennady Interim Order to consider the Kennady Arrangement Resolution;

“Kennady Mineral Properties” means all Contracts, Permits, Environmental Permits, claims, licences, leases and other rights to, or interests in, mineral properties held by Kennady, as more particularly set forth in Schedule 3.1(l) of the Kennady Disclosure Letter.

“Kennady Minerals Rights” has the meaning ascribed thereto in Section 3.1(l).

“Kennady Optionholders” means the holders of Kennady Options;

“Kennady Options” means the outstanding options to purchase Kennady Shares granted under the Kennady Plan;

“Kennady Plan” means the 2017 long term equity incentive plan of Kennady, approved by Kennady Shareholders on June 20, 2017;

“Kennady Plan of Arrangement” means the plan of arrangement of Kennady, substantially in the form and on the terms set out in Schedule “A” hereto, and any amendments or variations thereto made in accordance with Section 8.4 hereof, the Kennady Plan of Arrangement or upon the direction of the Court in the Kennady Final Order with the consent of Kennady and Mountain, each acting reasonably;

“Kennady Public Documents” means all documents and information filed by Kennady under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR), during the two years prior to the date hereof which are available as of the date hereof;

“Kennady RSU Holders” means the holders of the outstanding Kennady RSUs;

“Kennady RSUs” means the restricted share unit awards of Kennady issued or issuable pursuant to the Kennady Plan;

“Kennady SARs” mean stock appreciation rights of Kennady issued or issuable pursuant to the Kennady Plan;

“Kennady Shareholder Approval” has the meaning ascribed thereto in Section 2.2(c);

“Kennady Shareholders” means the holders of Kennady Shares;

“Kennady Shares” means the issued and outstanding common shares of Kennady;

“Kennady TSXV Approval” means the conditional approval of the TSXV in respect of the Kennady Arrangement;

“Kennady Voting Agreements” means the voting agreements (including all amendments thereto) between Mountain and the Kennady Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Kennady Shares in favour of the Kennady Arrangement Resolution.

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any Permit of or from any Governmental Entity having the force of law (including Nasdaq, the TSX and TSXV), and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or its business, undertaking, property or securities;

“Letter of Credit Agreement” has the meaning given to it in Senior Secured Facility;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Losses” means any and all loss, liability, damage, cost, expense, charge, fine, penalty or assessment, interest charges, punitive damages, fines, penalties and reasonable professional fees and disbursements, including in connection with any Claim;

“Mailing Deadline” means the later of (a) March 7, 2018; and (b) the date that is three Business Days following receipt by (i) Kennady from Mountain of all of Mountain’s information required to be included in the Joint Circular, and (ii) Mountain from Kennady of all Mountain’s information required to be included in the Joint Circular;

“Material Contract” means any Contract to which a Party or any of its Subsidiaries is a party or bound or to which any of their respective assets are subject: (i) which, if terminated or if it ceased to be in effect, would have a Mountain Material Adverse Effect or a Kennady Material Adverse Effect, as applicable, on such Party; (ii) under which such Party or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $1,000,000 in the aggregate in respect of Kennady and $4,000,000 in the aggregate in respect of Mountain; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $250,000 in respect of Kennady and $1,000,000 in respect of Mountain; (iv) under which such Party or any of its subsidiaries is obligated to make or expects to receive payments in excess of $250,000 over the remaining term of the Contract in respect of Kennady and $1,000,000 over the remaining term of the Contract in respect of Mountain, except for (A) sales orders and purchase orders entered into in the ordinary course of business, (B) Contracts related to the forecasted capital expenditures disclosed in the capital plan forecast for the year 2018 as provided in the Kennady Disclosure Letter or Mountain Disclosure Letter, as the case may be and (C) any Contract which is terminable on 90 days or less notice without penalty or continuing obligation; (v) that limits or restricts such Party or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect or that limits or restricts in any material respect the ability of such Party or any of its subsidiaries to solicit any customers or clients of other parties thereto; (vi) which relates to any material partnership, limited liability company agreement, joint venture, alliance agreement or similar agreement or arrangement; (vii) which relate to the Kennady Mineral Properties, the Project or the Mountain Mineral Properties in any material respect, as the case may be; (viii) with any Governmental Entity; or (ix) between a Party or any of its subsidiaries, on the one hand, and any of their respective officers, directors or shareholders, on the other hand, excluding pursuant to employment agreement or fees payable in the ordinary course to members of the Kennady Board or the Mountain Board, as the case may be;

“material fact” and “material change” have the meanings ascribed thereto in the Securities Act;

“Meeting Deadline” means April 6, 2018;

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

“Mineral Reserves” means the mineral reserves that have been estimated for the Project in accordance with the Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 and November 27, 2010;

“Mineral Resources” means the mineral resources that have been estimated for the Project in accordance with NI 43-101 and the guidelines set out in the CIM.

“Mining Licences” means the following mining licences granted by the Minister of the Department of Indian Affairs and Northern Development to the Operator in respect of the Project:

(a) licence number 4199 dated 15 July 2002;

(b) licence number 4200 dated 15 July 2002;

(c) licence number 4201 dated 15 July 2002; and

(d) licence number 4341 dated 17 July 2002.

“Mining Rights” means all interests in the surface of any lands, the minerals in (or that may be extracted from) any lands, all royalty agreements, water rights, patented and unpatented mining claims, fee interest, minerals licences, mining licences (including the Mining Licences) profits-a-prendre, joint ventures and other leases, rights-of-way, inurements, licences and other rights and interests used by or necessary to the Operator (or 2435386, as applicable) to construct, develop and operate the Project;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Mountain” means Mountain Province Diamonds Inc., including its Subsidiaries as applicable;

“Mountain Annual Financial Statements” means the audited financial statements of Mountain as at and for the fiscal years ended December 31, 2016 and 2015 together with the notes thereto;

“Mountain Awards” means, collectively, Mountain Options, Mountain RSUs, Mountain DSUs and Mountain SARs;

“Mountain Benefit Plans” means any pension or retirement income plans or other employee compensation, other than equity or security-based compensation arrangements, or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Mountain or for which Mountain could have any liability;

“Mountain Board” means the board of directors of Mountain as the same is constituted from time to time;

“Mountain Board Recommendation” means the unanimous determination of the Mountain Board, after consultation with its legal and financial advisors, that the Kennady Arrangement is in the best interests of Mountain and is fair to Mountain Shareholders and the unanimous recommendation of the Mountain Board to Mountain Shareholders that they vote in favour of the Mountain Shareholder Resolution, provided that members of the Mountain Board who are related parties of the Significant Shareholder shall abstain from voting on any matters or making any recommendations in respect of the transaction contemplated hereunder;

“Mountain Change in Recommendation” has the meaning ascribed thereto in Subsection 8.2(d)(i);

“Mountain Disclosure Letter” means the disclosure letter executed by Mountain and delivered to Kennady prior to the execution of this Agreement;

“Mountain DSUs” means deferred share unit awards of Mountain issued or issuable pursuant to the Mountain Plan;

“Mountain Fairness Opinion” means the opinion of RBC Capital Markets, the financial advisor to the Mountain Board;

“Mountain Financial Statements” means, collectively, the Mountain Annual Financial Statements and the Mountain Interim Financial Statements;

“Mountain Interim Financial Statements” means the unaudited interim condensed financial statements of Mountain as at and for the period ended September 30, 2017, together with the notes thereto;

“Mountain Locked-up Shareholders” means the Significant Shareholder, Jonathan Comerford, David Whittle, Bruce Dresner, Karen Goracke, Peeyush Varshney, Perry Ing, and Carl Verley, who collectively hold 39,006,333 Mountain Shares;

“Mountain Material Adverse Effect” means any change, development, effect, event, circumstance, fact or occurrence that individually or in the aggregate with other such changes, developments, effects, events, circumstances, facts or occurrences, (x) is or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (including any contingent liabilities), operations or results of operations of Mountain and its subsidiaries, taken as a whole, or (y) prevents or materially adversely affects, or would reasonably be expected to prevent or materially adversely affect, the ability of Mountain to timely perform its obligations under this Agreement, except, any change, development, effect, event, circumstance, fact or occurrence resulting from or relating to: (a) a change in the market price of the Mountain Shares following and reasonably attributable to the public announcement of the execution of this Agreement and the transactions contemplated hereby; (b) any changes affecting the global diamond mining industry generally; (c) any change in the market price of diamonds; (d) general economic, political, financial, currency exchange, securities or commodity market conditions in Canada or the United States; (e) any change in IFRS occurring after the date hereof; (f) any change in applicable Laws or in the interpretation thereof by any Governmental Entity occurring after the date hereof; (g) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; or (h) any natural disaster; (i) any decrease in the trading price or any decline in trading volume of the Mountain Shares (it being understood that the cause underlying such change in trading price or trading volume (other than those in items (a) to (h) above) may be taken into account in determining whether a Mountain Material Adverse Effect has occurred); (j) any action taken by Mountain or any of its Subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course); or (k) any matters disclosed in the Mountain Disclosure Letter; provided, however, that with respect to clauses (b) to (h), such changes do not relate primarily to Mountain or do not have a disproportionate effect on Mountain compared to other companies of similar size operating in the diamond mining industry; and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a “Mountain Material Adverse Effect” has occurred;

“Mountain Meeting” means the special meeting of Mountain Shareholders including any adjournment or postponement thereof, to approve the Mountain Shareholder Resolution and such other ancillary matters as may properly come before the meeting;

“Mountain Mineral Properties” means all Contracts, Permits, Environmental Permits, claims, licences, leases and other rights to, and interests in, mineral properties held by Mountain, as more particularly set forth in Schedule 4.1(l) of the Mountain Disclosure Letter;

“Mountain Minerals Rights” has the meaning ascribed thereto in Subsection 4.1(l);

“Mountain Nasdaq Approval” means the conditional approval of Nasdaq of the issuance and listing on Nasdaq of the Consideration Shares, subject only to satisfaction of the customary listing conditions of Nasdaq;

“Mountain Options” means the outstanding options to purchase Mountain Shares granted under the Mountain Plan;

“Mountain Plan” means the 2016 long term equity incentive plan of Mountain, approved by Mountain Shareholders on June 21, 2016;

“Mountain Public Documents” means all documents and information filed by Mountain under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR), during the two years prior to the date hereof which are available as of the date hereof;

“Mountain RSUs” means the restricted share unit awards of Mountain issued or issuable pursuant to the Mountain Plan;

“Mountain SARs” mean stock appreciation rights of Mountain issued or issuable pursuant to the Mountain Plan;

“Mountain Shareholder Approval” means the requisite approval of the Mountain Shareholder Resolution by: (a) majority of the votes attached to the Mountain Shares present in person or by proxy at the Mountain Meeting; (b) a majority of the votes attached to the Mountain Shares held by Mountain Shareholders present in person or by proxy at the Mountain Meeting excluding for this purpose votes attached to any Mountain Shares held by the Significant Shareholder and any other Persons whose votes are required to be excluded in accordance with the policies of the TSX; and (c) a majority of the votes attached to the Mountain Shares held by Mountain Shareholders present in person or by proxy at the Mountain Meeting excluding for this purpose votes attached to any Mountain Shares held by the Significant Shareholder and any other Persons whose votes are required to be excluded in accordance with MI 61-101;

“Mountain Shareholder Resolution” means the resolution of the Mountain Shareholders approving the transactions contemplated hereby which is to be considered at the Mountain Meeting, substantially in the form and content of Schedule ‘C’ hereto;

“Mountain Shareholders” means the holders of Mountain Shares;

“Mountain Shares” means the issued and outstanding common shares of Mountain;

“Mountain TSX Approval” means the conditional approval of the TSX of the listing and posting for trading on the TSX of the Consideration Shares, subject only to satisfaction of the customary listing conditions of the TSX;

“Mountain Voting Agreements” means the voting agreements (including all amendments thereto) between Kennady and the Mountain Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Mountain Shares in favour of the Mountain Shareholder Resolution.

“Nasdaq” means the Nasdaq Stock Market;

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Operator” means De Beers in its capacity as the operator appointed under the Joint Venture Agreement and any replacement operator appointed under the Joint Venture Agreement from time to time;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person; provided that in any event such action is not unreasonable or unusual;

“Outside Date” means April 30, 2018, or such later date as may be agreed to in writing by the Parties;

“Participating Interest” has the meaning given to it in the Joint Venture Agreement;

“Parties” means Kennady and Mountain and “Party” means any of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Entity;

“Permitted Encumbrance” means, collectively, (a) Liens for Taxes or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with IFRS has been made therefor; (b) Liens under all security documents under the Senior Secured Facility and Mountain’s 8.0% senior secured second lien notes as disclosed in the Mountain Public Documents; (c) Liens imposed by law such as builders, workers, carriers, warehousemen, suppliers, landlords and mechanics Liens, in each case incurred in the ordinary course of business for sums not yet due or being contested in good faith by appropriate proceedings; (d) leases or subleases of real estate, survey exceptions, easements or reservations of, or rights of others for, licenses rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that do not individually or in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (e) Liens on insurance policies and proceeds thereof or other deposits to secure insurance premium financings; (f) filing of Uniform Commercial Code or PPSA financing statements as precautionary measure in connection with operating leases and operating leases of personal property entered into in the ordinary course of business and having term including renewals of greater than one year that are deemed to be Liens under applicable Law; (g) bankers’ Liens, rights of setoff, Liens arising out of judgments or awards and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made; (h) Liens on specific items of inventory or other goods and the proceeds thereof of any Person securing such Persons obligations in respect of bankers acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase shipment or storage of such inventory or other goods; (i) grants of software and other technology licenses in the ordinary course of business; (j) Liens arising out of conditional sale title retention consignment or similar arrangements for the sale of goods entered into in the ordinary course of business; (k) Liens in connection with escrow deposits made in connection with any acquisition of assets; (l) Liens arising in the ordinary course of business in favor of customs and revenue authorities arising as matter of law to secure payment of customs duties in connection with the importation of goods, provided that any reserve or other appropriate provision as is required in conformity with IFRS has been made therefor; (m) any extension renewal or replacement in whole or in part of any Lien described in the foregoing (a) through (e), provided that any such extension renewal or replacement shall be no more restrictive in any material respect than the Lien extended renewed or replaced and shall not extend to any other property other than such item of property originally covered by such Lien or by improvement thereof or additions or accessions thereto; (n) leases, licenses, subleases and sublicenses of assets, including, without limitation, real property and intellectual property rights that do not materially interfere with the ordinary conduct of the business of a Party or any of its subsidiaries; (o) covenants, conditions, restrictions, agreements, easements and other matters of record affecting title to the real property provided that they have been complied with and do not individually or in the aggregate materially and adversely impair the current use and operation thereof assuming its continued use in the manner in which it is currently used; (p) any unregistered easements, rights-of-way or other unregistered interests or claims not disclosed by the records of the land registry or land titles division in which the real property is located but which are granted by or prescribed by law have been complied with or which do not individually or in the aggregate materially and adversely impair the current use and operation of the real property; (q) such defects, imperfections or irregularities of title or Liens including, by way of example, encroachments and other matters which would be revealed by an up-to-date survey as do not individually or in the aggregate materially and adversely impair the current use and operation of the real property; (r) agreements with any municipal, provincial or federal governments or authorities and any public utilities or private parties pertaining to the use development, redevelopment and/or operation of the real property and any security granted in connection therewith; (s) standard statutory limitations conditions and exceptions to title and any rights reserved or vested in any Person by any original patent or grant or any statutory provision provided that they have been complied with and do not individually or in the aggregate materially and adversely impair the current use and operation thereof assuming its continued use in the manner in which it is currently used; and (t) general native land claims in respect of aboriginal title to crown lands in Northwest Territories that do not relate specifically to any Mountain Mineral Properties, any Kennady Mineral Properties or any Permit of a Party or its subsidiaries;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“PPSA” means the Personal Property Security Act (Ontario) and to the extent applicable based on the location of the personal property and the application of applicable conflicts rules any other applicable federal, provincial or territorial statute pertaining to the granting perfecting priority or ranking of security interests liens or hypothecs on personal property including the Civil Code Quebec and any successor statutes together with any regulations thereunder in each case as in effect from time to time;

“Project” means collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Joint Venture which assets are used or intended for use in or forming part of the project for the construction and development of the Gahcho Kué diamond mine project located in the Kennady Lake region of the Northwest Territories of Canada which, for the avoidance of doubt, shall include:

(a) the Mineral Resources and Mineral Reserves referred to in the Mining Licences;

(b) the area covered by the Mining Licences and applicable Authorisations;

(c) all associated beneficiation facilities, together with all plant sites, waste dumps, ore dumps, crushing circuits, abandoned heaps, power supply systems, infrastructure and other ancillary facilities and plant and equipment; and

(d) goodwill and relationships with suppliers and all other matters required to make the project viable.

“Project Assets” means all assets of whatever nature required for the purposes of, or in connection with, the Project (including Joint Venture Property and other land, plant, machinery, buildings and intellectual property rights) wherever they are situated and whether or not they are owned by 2435572 or 2435386;

“Project Documents” has the meaning given to it in the Senior Secured Facility;

“Recipient” has the meaning ascribed thereto in the definition of Transferred Information;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Representatives” means, collectively, in respect of a Person, (a) its directors, officers, employees, agents, representatives and any financial advisor, law firm, accounting firm or other professional firm retained to assist the Person in connection with the transactions contemplated in this Agreement, and (b) the Person’s subsidiaries and the directors, officers, employees, agents and representatives and advisors thereof;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Laws” means the Securities Act, together with all other applicable state, federal and provincial securities Laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Senior Secured Facility” means the senior Secured Revolving Credit Facility Agreement dated December 11, 2017 entered into among 2435572, Mountain, 2435386, the Bank of Nova Scotia, as administrative agent, Nedbank Limited, London Branch and the Financial Institutions named therein as lenders;

“Significant Shareholder” means, collectively, Dermot Desmond, Bottin (International) Investments Ltd. and their respective affiliates that hold Mountain Shares and Kennady Shares;

“Subsidiary” has the meaning ascribed thereto in the National Instrument 45-106 - Prospectus Exemptions;

“Superior Proposal” means a bona fide unsolicited, written Acquisition Proposal made after the date of this Agreement that: (a) in respect of an Acquisition Proposal made to Kennady or the Kennady Shareholders, did not result from or otherwise involve a breach of Section 7.1, Section 7.2, Section 7.3 or Section 7.5 by Kennady or its Representatives; (b) in respect of an Acquisition Proposal made to Mountain or the Mountain Shareholders, did not result from or otherwise involve a breach of Section 7.1, Section 7.2, Section 7.4 or Section 7.5 by Mountain or its Representatives; (c) relates to the acquisition of 100% of a Party’s outstanding common shares or all or substantially all of the consolidated assets of a Party and its Subsidiaries; (d) is reasonably capable of being completed without undue delay, taking into account the financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; (e) that is not subject to a financing condition and in respect of which it has been demonstrated to the satisfaction of the board of directors of such Party, acting in good faith (and after receipt of advice from its financial advisors and its outside legal counsel) that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (f) if it relates to the acquisition of a Party’s outstanding common shares, is made available to all holders of such Party’s common shares on the same terms and conditions, provided that such holders of such Party’s common shares who are also employees of that Party may be permitted to enter into new employment arrangements or hold securities of the Person making the Acquisition Proposal, conditional on such acquisition; (g) that is not subject to any due diligence and/or access condition; (h) in respect of which a Party’s board of directors and such Party’s committee of independent directors determine, in their good faith judgment, after consultation with outside legal counsel and after receiving advice from their financial advisors that: (A) the failure by the board of directors to recommend that the Party enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law; and (B) having regard to all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of such Party’s common shares from a financial point of view than the Arrangement (after taking into account any change to the Arrangement proposed by a Party pursuant to Section 7.5(b)); and (i) in respect of an Acquisition Proposal made to Mountain or the Mountain Shareholders, such Acquisition Proposal is conditional on the Kennady Arrangement not being completed.

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended;

“Tax Returns” means all returns, reports, declarations, elections, notices, filings, forms, information returns, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, required to be made, prepared or filed with any Governmental Entity in respect of Taxes;

“Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies, fees and other charges of any kind whatsoever imposed, assessed, reassessed or collected by any Governmental Entity, including all interest, penalties, fines, instalments, additions to tax or other additional amounts imposed, assessed, reassessed or collected by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, gross income, net income, profits, windfall, royalty, capital, capital gains, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, premium, alternative, real property, excise, stamp, withholding, business, franchise, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other pension plan premiums or contributions imposed by any Governmental Entity, all withholdings on amounts paid to or by the relevant Person and any liability as a transferee, successor, guarantor or by contract or by operation of applicable Laws in respect of any of the foregoing;

“Termination Fee” means $6,000,000.

“Transferred Information” means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) that is in the control of one Party that is to be disclosed or conveyed to one Party or any of its representatives or agents (a “Recipient”) by or on behalf of another Party (a “Disclosing Party”) as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient prior to the execution of this Agreement;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS consistently applied.

1.6	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7	Knowledge
(a)	In this Agreement, references to “the knowledge of Kennady” means the actual collective knowledge of Rory Moore and Bruce Ramsden, in each case, after making due enquiries regarding the relevant matter.
(b)	In this Agreement, references to “the knowledge of Mountain” means the actual collective knowledge of David Whittle and Perry Ing, in each case, after making due enquiries regarding the relevant matter.
1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A - Kennady Plan of Arrangement

Schedule B - Kennady Arrangement Resolution
Schedule C - Mountain Shareholder Resolution

Article 2
THE KENNADY ARRANGEMENT

2.1	Kennady Arrangement

Kennady and Mountain agree that the Kennady Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Kennady Plan of Arrangement.

2.2	Kennady Interim Order

As soon as reasonably practicable following the execution of this Agreement, but in any event no later than March 1, 2018, Kennady shall apply to the Court in a manner acceptable to Mountain, acting reasonably, pursuant to Section 182(5) of the OBCA and prepare, file and diligently pursue an application for the Kennady Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Kennady Arrangement and the Kennady Meeting and for the manner in which such notice is to be provided;
(b)	for confirmation of the record date for the Kennady Meeting referred to in Section 2.3(a);
(c)	that the requisite approval for the Kennady Arrangement Resolution shall be 66 2/3% of the votes cast on the Kennady Arrangement Resolution by the Kennady Shareholders, present in Person or by proxy at the Kennady Meeting, together with, if required by MI 61-101, minority approval in accordance with Section 8.1 of MI 61-101 (the “Kennady Shareholder Approval”);
(d)	that, in all other respects, the terms, conditions and restrictions of the Kennady constating documents, including quorum requirements and other matters, shall apply in respect of the Kennady Meeting;

(e)	for the grant of Dissent Rights as contemplated in the Kennady Plan of Arrangement;
(f)	for the notice requirements with respect to the presentation of the application to the Court for the Kennady Final Order;
(g)	that the Kennady Meeting may be adjourned or postponed from time to time by Kennady, subject to the terms of this Agreement, without the need for additional approval of the Court;
(h)	that the record date for the Kennady Meeting will not change in respect of any adjournment(s) or postponement(s) thereof
(i)	that it is the Parties’ intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares to be issued to the Kennady Shareholders pursuant to the Kennady Arrangement, based on the Court’s approval of the Kennady Arrangement; and
(j)	for such other matters as Mountain may reasonably require, subject to obtaining the prior consent of Kennady, such consent not to be unreasonably withheld or delayed.
2.3	Kennady Meeting

Subject to the terms of this Agreement:

(a)	Kennady agrees to convene and conduct the Kennady Meeting in accordance with the Kennady Interim Order, Kennady’s constating documents and applicable Law as soon as reasonably practicable, and in any event on or before the Meeting Deadline. Kennady agrees that it shall, in consultation with Mountain, fix and publish a record date for the purposes of determining the Kennady Shareholders entitled to receive notice of and vote at the Kennady Meeting in accordance with the Kennady Interim Order.
(b)	Subject to Article 7.5, except as required for quorum purposes or otherwise permitted under this Agreement, Kennady shall not adjourn (or propose or permit the adjournment, postponement or cancellation of) (except as required by Law or by valid Kennady Shareholder action), postpone or cancel (except as required by Law or by valid Kennady Shareholder action) the Kennady Meeting without Mountain’s prior written consent.
(c)	Kennady will advise Mountain as Mountain may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the Kennady Meeting, as to the aggregate tally of the proxies received by Kennady in respect of the Kennady Arrangement Resolution.
(d)	Except for non-substantive communications from any Kennady Shareholder that purports to hold less than 200,000 Kennady Shares (provided that communications from such Kennady Shareholder are not substantive in the aggregate), Kennady will promptly advise Mountain of any communication (written or oral) from any Kennady Shareholder in opposition to the Kennady Arrangement, written notice of dissent or purported exercise by any Kennady Shareholder of Dissent Rights received by Kennady in relation to the Kennady Arrangement Resolution and any withdrawal of Dissent Rights received by Kennady, and any written communications sent by or on behalf of Kennady to any Kennady Shareholder exercising or purporting to exercise Dissent Rights in relation to the Kennady Arrangement Resolution.

(e)	Kennady will not make any payment or settlement offer, or agree to any payment or settlement with respect to Dissent Rights without the prior written consent of Mountain.
(f)	In the event that Kennady provides a notice to Mountain regarding a possible Acquisition Proposal pursuant to Article 7 prior to the mailing of the Joint Circular, then unless the Parties agree otherwise, the Mailing Deadline will be extended until the date that is seven days following the earlier of either (i) written notification from Kennady to Mountain that the Kennady Board has determined that the Acquisition Proposal is not a Superior Proposal, or (ii) the date on which Kennady and Mountain enter into an amended agreement pursuant to Section 7.5 which results in the Acquisition Proposal in question not being a Superior Proposal. In the event that the Mailing Deadline is so extended, the Meeting Deadline and the Outside Date shall be extended by the same number of days as the Mailing Deadline has been extended.
(g)	Subject to Article 7, Kennady shall (i) solicit proxies in favour of the Kennady Arrangement Resolution, against any resolution submitted by any other Kennady Shareholder, including, if so requested by Mountain, using the services of dealers and proxy solicitation services and permitting Mountain to otherwise assist Kennady in such solicitation, and, notwithstanding any other provision in this Agreement, the cost and expenses associated with any such proxy solicitation requested by Mountain shall be borne by Mountain, and take all other actions that are reasonably necessary or desirable to seek the approval of the Kennady Arrangement by Kennady Shareholders, (ii) unanimously recommend to holders of Kennady Shares that they vote in favour of the Kennady Arrangement Resolution, (iii) not make a Kennady Change in Recommendation, except in accordance with Article 7 and (iv) include in the Joint Circular a statement that each director and executive officer of Kennady intends to vote all of such Person’s Kennady Shares (including any Kennady Shares issued upon the exercise of any Kennady Options or Kennady RSUs) in favour of the Kennady Arrangement Resolution, subject to the other terms of this Agreement and the Kennady Voting Agreements.
(h)	Kennady, at the request of Mountain from time to time, will provide Mountain with a list (in written and / or electronic form) of (i) the Kennady Shareholders, together with their addresses and respective holdings of Kennady Shares, (ii) the names, addresses and holdings of all Persons having rights issued by Kennady to acquire Kennady Shares (including holders of Kennady Options and Kennady RSUs), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Kennady Shares together with their addresses and respective holdings of Kennady Shares. Kennady shall from time to time require that its registrar and transfer agent furnish Mountain with such additional information, including updated or additional lists of Kennady Shareholders, and lists of securities positions and other assistance as Mountain may reasonably request in order to be able to communicate with respect to the Kennady Arrangement with the Kennady Shareholders and with such other Persons as are entitled to vote on the Kennady Arrangement Resolution.

2.4	Mountain Meeting

Subject to the terms of this Agreement:

(a)	Mountain agrees to convene and conduct the Mountain Meeting in accordance with Mountain’s constating documents and applicable Law as soon as reasonably practicable, and in any event on or before the Meeting Deadline. Mountain agrees that it shall, in consultation with Kennady, fix and publish a record date for the purposes of determining the Mountain Shareholders entitled to receive notice of and vote at the Mountain Meeting.
(b)	Subject to Article 7.5, except as required for quorum purposes or otherwise permitted under this Agreement, Mountain shall not adjourn (or propose or permit the adjournment, postponement or cancellation of) (except as required by Law or by valid Mountain Shareholder action), postpone or cancel (except as required by Law or by valid Mountain Shareholder action) the Mountain Meeting without Kennady’s prior written consent.
(c)	Mountain will advise Kennady as Kennady may reasonably request, and at least on a daily basis on each of the last ten business days prior to the date of the Mountain Meeting, as to the aggregate tally of the proxies received by Mountain in respect of the Mountain Shareholder Resolution.
(d)	Subject to Article 7, Mountain shall (i) solicit proxies in favour of the Mountain Shareholder Resolution, against any resolution submitted by any other Mountain Shareholder, including, if so requested by Kennady, using the services of dealers and proxy solicitation services and permitting Kennady to otherwise assist Mountain in such solicitation, and, notwithstanding any other provision in this Agreement, the cost and expenses associated with any such proxy solicitation requested by Kennady shall be borne by Mountain, and take all other actions that are reasonably necessary or desirable to seek the approval of the Mountain Shareholder Resolution by Mountain Shareholders, (ii) unanimously recommend to holders of Mountain Shares that they vote in favour of the Mountain Shareholder Resolution, (iii) not make a Mountain Change in Recommendation, except in accordance with Article 7 and (iv) include in the Joint Circular a statement that each director and executive officer of Mountain intends to vote all of such Person’s Mountain Shares, if applicable, in favour of the Mountain Shareholder Resolution, subject to the other terms of this Agreement and the Mountain Voting Agreements.
(e)	Except for non-substantive communications from any Mountain Shareholder that purports to hold less than 200,000 Mountain Shares (provided that communications from such Mountain Shareholders are not substantive in the aggregate), Mountain will promptly advise Kennady of any communication (written or oral) from any Mountain Shareholder in opposition to the Arrangement.
2.5	Joint Circular
(a)	As promptly as reasonably practicable following execution of this Agreement and in any event prior to the close of business on the Mailing Deadline, each Party shall (i) cooperate in preparing the Joint Circular together with any other documents required by applicable Laws in connection with the Kennady Meeting and the Mountain Meeting, (ii) file the Joint Circular in all jurisdictions where the same is required to be filed, and (iii) cause the Joint Circular and such other documents to be sent to each Kennady Shareholder, Mountain Shareholder and any other person as required under applicable Laws or the Kennady Interim Order.

(b)	Each Party shall ensure that the Joint Circular complies in all material respects with the Kennady Interim Order and applicable Laws, and, without limiting the generality of the foregoing, that the Joint Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to and provided by the other Party) and shall provide Kennady Shareholders and Mountain Shareholder with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Kennady Meeting and the Mountain Meeting, respectively. Without limiting the generality of the foregoing, the Joint Circular will include: (i) a copy of the Kennady Fairness Opinion; (ii) a copy of the Mountain Fairness Opinion; (iii) a statement that the special committee of the Kennady Board has received the Kennady Fairness Opinion and that the special committee of the Kennady Board has unanimously, after receiving legal and financial advice, recommended that the Kennady Board approve the Arrangement Agreement; (iv) the Kennady Board Recommendation; (v) a statement that the special committee of the Mountain Board has received the Mountain Fairness Opinion and that the special committee of the Mountain Board has unanimously, after receiving legal and financial advice, recommended that the Mountain Board approve the Arrangement Agreement; (vi) the Mountain Board Recommendation; and (vii) a statement that each of the Kennady Locked Up Shareholders and the Mountain Locked-Up Shareholders intends to vote all of such Person’s Kennady Shares or Mountain Shares, as applicable (including any Kennady Shares issued upon the exercise of any Kennady Options or Kennady RSUs and any Mountain Shares issued upon the exercise of any Mountain Options) in favour of the Kennady Arrangement Resolution and/or the Mountain Shareholder Resolution, as applicable, subject to the other terms of this Agreement and the Kennady Voting Agreements or the Mountain Voting Agreements, as applicable.
(c)	Each Party will furnish to the other Party all such information regarding such Party and its affiliates as may be required by Law to be included in the Joint Circular and other documents related thereto, including the information about such Party which is required under Item 14.2 of Form 51-102F5 of National Instrument 51-102 - Continuous Disclosure Obligations. Each Party shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Joint Circular in order to make any information so furnished or any information concerning such Party and its subsidiaries not misleading in light of the circumstances in which it is disclosed (a “Misrepresentation”). Each Party hereby agrees to indemnify and save harmless the other Party and its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and reasonable expenses to which that other Party or any of its Representatives may be subject or may suffer as a result of, or arising from, any Misrepresentation or alleged Misrepresentation contained in any information included in the Joint Circular that was provided by that first mentioned Party or its Representatives specifically for inclusion therein, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Governmental Entity based on such a Misrepresentation or alleged Misrepresentation.
(d)	Each Party and its respective legal counsel shall be given a reasonable opportunity to review and comment on the Joint Circular and related documents prior to the Joint Circular being printed and mailed to Kennady Shareholders and Mountain Shareholders and filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by each Party and its respective legal counsel, provided that all information relating solely to Kennady, its affiliates and the Kennady Shares included in the Joint Circular shall be in form and content satisfactory to Kennady, acting reasonably and further provided that all information relating solely to Mountain, its affiliates and the Mountain Shares included in the Joint Circular shall be in form and content satisfactory to Mountain, acting reasonably.

(e)	Kennady and Mountain shall each promptly notify each other if at any time before the Effective Date either becomes aware (in the case of Kennady only with respect to Kennady and in the case of Mountain only with respect to Mountain) that the Joint Circular contains a Misrepresentation, or that otherwise requires an amendment or supplement to the Joint Circular and the Parties shall co-operate in the preparation of any amendment or supplement to the Joint Circular as required or appropriate, and (i) Kennady shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Joint Circular to Kennady Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required; and (ii) Mountain shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Joint Circular to Mountain Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.
2.6	Preparation of Filings

Mountain and Kennady shall co-operate and use their commercially reasonable efforts to take, or cause to be taken, all reasonable actions, including the preparation of any applications for Regulatory Approvals and other orders, registrations, consents, filings, rulings, exemptions, no-action letters, circulars and approvals required in connection with this Agreement and the Kennady Arrangement and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under this Agreement, the Kennady Arrangement and the Kennady Plan of Arrangement, and to complete any of the transactions contemplated by this Agreement, including their obligations under applicable Laws. It is acknowledged and agreed that, unless required to ensure that the Consideration Shares are freely tradeable in Canada and that the Consideration Shares will not be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act upon their issuance, Mountain shall not be required to file a prospectus or similar document or otherwise become subject to the securities Laws of any jurisdiction (other than a Province of Canada) in order to complete the Kennady Arrangement. Mountain may elect, at its sole discretion, to make such securities and other regulatory filings in the United States or other jurisdictions as may be necessary or desirable in connection with the completion of the Kennady Arrangement. Kennady shall provide to Mountain all information regarding Kennady and its affiliates as required by applicable Securities Laws in connection with such filings. Kennady shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in such filings and to the identification in such filings of each such advisor.

2.7	Kennady Final Order

If (a) the Kennady Interim Order is obtained; (b) the Kennady Arrangement Resolution is passed at the Kennady Meeting by the Kennady Shareholders as provided for in the Kennady Interim Order and as required by applicable Law; and (c) the Mountain Shareholder Resolution is passed at the Mountain meeting by the Mountain Shareholders as required by applicable Law, subject to the terms of this Agreement, Kennady shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Kennady Final Order pursuant to Section 182(5) of the OBCA held as soon as reasonably practicable and, in any event, within three Business Days following the approval of the Kennady Arrangement Resolution at the Kennady Meeting.

2.8	Court Proceedings

Subject to the terms of this Agreement, Mountain will cooperate with and assist Kennady in seeking the Kennady Interim Order and the Kennady Final Order, including by providing Kennady on a timely basis any information reasonably required to be supplied by Mountain in connection therewith. Kennady will provide legal counsel to Mountain with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Kennady Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, Kennady will not file any material with the Court in connection with the Kennady Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.8 or with Mountain’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided, that, nothing herein shall require Mountain to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Mountain’s obligations or diminishes Mountain’s rights set forth in any such filed or served materials or under this Agreement or the Kennady Arrangement. Kennady shall also provide to Mountain’s legal counsel on a timely basis copies of any notice of appearance or other Court documents served on Kennady in respect of the application for the Kennady Interim Order or the Kennady Final Order or any appeal therefrom and of any notice, whether written or oral, received by Kennady indicating any intention to oppose the granting of the Kennady Interim Order or the Kennady Final Order or to appeal the Kennady Interim Order or the Kennady Final Order. Kennady will ensure that all materials filed with the Court in connection with the Kennady Arrangement are consistent in all material respects with the terms of this Agreement and the Kennady Plan of Arrangement. In addition, Kennady will not object to legal counsel to Mountain making such submissions on the hearing of the motion for the Kennady Interim Order and the application for the Kennady Final Order as such counsel considers appropriate, provided that Kennady is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Kennady Plan of Arrangement. Kennady will also oppose any proposal from any party that the Kennady Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Kennady Final Order and prior to the Effective Date, Kennady is required by the terms of the Kennady Final Order or by Law to return to Court with respect to the Kennady Final Order, it shall do so after notice to, and in consultation and cooperation with, Mountain.

2.9	Kennady Articles of Arrangement and Effective Date

The Kennady Articles of Arrangement shall implement the Kennady Plan of Arrangement. Subject to obtaining the Kennady Final Order, as soon as practicable and in any event no later than the fifth Business Day after the satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties, the Kennady Articles of Arrangement shall be filed by Kennady, provided that the Kennady Articles of Arrangement shall not be sent for filing, except as contemplated hereby or with Mountain’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed. From and after the Effective Time, the Kennady Plan of Arrangement will have all of the effects provided by applicable Law, including the OBCA. Kennady agrees to amend the Kennady Plan of Arrangement at any time prior to the Effective Time in accordance with Section 8.4 of this Agreement to include such other terms determined to be necessary or desirable by Mountain, provided that the Kennady Plan of Arrangement shall not be amended: (a) in any manner which has the effect of reducing the Consideration or which is otherwise prejudicial to the Kennady Shareholders or other parties to be bound by the Kennady Plan of Arrangement; (b) is not inconsistent with the provisions of this Agreement, the Kennady Interim Order or the Kennady Final Order; or (c) creates a reasonable risk of delaying, impairing or impeding in any material respect the satisfaction of any conditions set forth in Article 6.

The closing of the Kennady Arrangement will take place at the offices of Miller Thomson LLP in Vancouver, BC at 10:00 a.m. PST on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.10	Payment of Consideration

Mountain will, following receipt by Kennady of the Kennady Final Order and prior to the filing by Kennady of the Kennady Articles of Arrangement, deposit in escrow with the Depositary sufficient number of Mountain Shares to issue the aggregate Consideration Shares as the Consideration pursuant to the Kennady Arrangement (other than to Kennady Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

2.11	Announcement and Shareholder Communications

Mountain and Kennady shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by Mountain and Kennady, the text and timing of each Party’s announcement to be approved by the other Party in advance, acting reasonably. Mountain and Kennady agree to co-operate in the preparation of presentations, if any, to Kennady Shareholders or Mountain Shareholders regarding the transactions contemplated by this Agreement, and no Party shall (i) issue any news release or otherwise make public announcements with respect to this Agreement or the Kennady Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed) or (ii) make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior written notice to the other Party and a reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.12	Withholding Taxes
(a)	Mountain, Kennady and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person, including Dissenting Shareholders, pursuant to the Kennady Arrangement and from all dividends, other distributions or other amount otherwise payable to any former Kennady Shareholders, such Taxes or other amounts as Mountain, Kennady or the Depositary is required, entitled or permitted to deduct and withhold with respect to such payment under the Tax Act, the Code, or any other provisions of any applicable Laws, in each case, as amended. To the extent that Taxes or other amounts are so deducted and withheld, such deducted and withheld Taxes or other amounts shall be treated for all purposes as having been paid to the Person in respect of which such deduction and withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate taxing authority.
(b)	Mountain, Kennady and the Depository shall be authorized to sell or otherwise dispose of, on behalf of a Kennady Shareholder, such portion of the Consideration Shares issuable to such Kennady Shareholder (if any) as is necessary to provide sufficient funds to enable it to comply with its deducting or withholding requirements and such party shall notify the applicable Kennady Shareholder of the details of such disposition, including the gross proceeds and any adjustments to the proceeds, and remit any unapplied balance of the net proceeds of such sale to such Kennady Shareholder. For the avoidance of doubt, the reporting for Tax purposes (and the payment of any Taxes arising from) any sale or disposition of Consideration Shares on behalf of a Kennady Shareholder in accordance with this Section 2.12(b) shall be the responsibility of such Kennady Shareholder.

2.13	U.S. Securities Law Matters

The Parties agree that the Kennady Arrangement will be carried out with the intention that the Consideration Shares delivered in the course of and on completion of the Kennady Arrangement to Kennady Shareholders will be issued by Mountain in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(i)	the Kennady Arrangement will be subject to the approval of the Court and the Court will hold a hearing approving the substantive and procedural fairness of the terms and conditions of the Kennady Arrangement;
(ii)	prior to the hearing required to approve the Kennady Arrangement, the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act;
(iii)	the Court will be required to satisfy itself as to the substantive and procedural fairness of the terms and conditions of the Arrangement to the Kennady Shareholders subject to the Kennady Arrangement;
(iv)	Kennady will ensure that each Kennady Shareholder entitled to receive Consideration Shares on completion of the Kennady Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Kennady Arrangement and providing them with sufficient information necessary for them to exercise that right;
(v)	the Kennady Shareholders entitled to receive Consideration Shares on completion of the Kennady Arrangement will be advised that the Consideration Shares issued in the Kennady Arrangement have not been registered under the U.S. Securities Act and will be issued in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;
(vi)	the Kennady Final Order approving the Kennady Arrangement that is obtained from the Court will expressly state that the terms and conditions of the Kennady Arrangement is approved by the Court as being fair, substantively and procedurally, to the Kennady Shareholders
(vii)	the hearing of the Court to give approval of the Kennady Arrangement must be open to any Persons to whom securities will be issued under the Kennady Arrangement and there will not be any improper impediments to the appearance by those Persons at the hearing;
(viii)	the Kennady Interim Order approving the Kennady Meeting will specify that each Kennady Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Kennady Arrangement so long as the Kennady Shareholder enters an appearance within the time prescribed by the Kennady Interim Order; and

(ix)	the Kennady Final Order shall include a statement substantially to the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the issuance of Consideration Shares of Mountain pursuant to the Kennady Plan of Arrangement.”

Article 3
REPRESENTATIONS AND WARRANTIES OF KENNADY

3.1	Representations and Warranties

Except as disclosed in the Kennady Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), Kennady hereby represents and warrants to Mountain as follows, and acknowledges that Mountain is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Qualification. Kennady is duly incorporated and validly existing under the Business Corporations Act (Ontario) and has full corporate power and authority to own its assets and conduct its business as now owned and conducted. Kennady is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary. True and complete copies of the constating documents of Kennady have been delivered or made available to Mountain, and Kennady has not taken any action to amend or supersede such documents.
(b)	Authority Relative to this Agreement. Kennady has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Kennady and the consummation by Kennady of the transactions contemplated by this Agreement have been duly authorized by the Kennady Board and no other corporate proceedings on the part of Kennady are necessary to authorize this Agreement other than Kennady Shareholder Approval. This Agreement has been duly executed and delivered by Kennady and constitutes a valid and binding obligation of Kennady, enforceable by Mountain against Kennady in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.
(c)	No Conflict; Required Filings and Consent. The execution and delivery by Kennady of this Agreement and the performance by it of its obligations hereunder and the completion of the Kennady Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of Kennady and, except as would not, individually or in the aggregate, have or reasonably be expected to have a Kennady Material Adverse Effect, will not: (a) violate, conflict with or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which Kennady is a party or by which Kennady is bound; or (ii) to the knowledge of Kennady, any Law to which Kennady is subject; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any encumbrance, charge or Lien upon any of Kennady’s assets. Other than the Kennady TSXV Approval, the Kennady Interim Order, the Kennady Final Order and the filing of the Kennady Articles of Arrangement, no Authorization, consent or approval of, or filing with, any Governmental Entity or any court or other authority is necessary on the part of Kennady for the consummation by Kennady of its obligations in connection with the Kennady Arrangement under this Agreement or for the completion of the Kennady Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by Kennady in any material properties, except for such Authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the Kennady Arrangement.

(d)	Subsidiaries. Kennady does not have Subsidiaries or any material interests in any Person.
(e)	Compliance with Laws.
(i)	The operations of Kennady have been and are now conducted in material compliance with all Laws of each jurisdiction where Kennady conducted its business, the Laws of which have been and are now applicable to the operations of Kennady and Kennady has not received any notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have a Kennady Material Adverse Effect.
(ii)	Kennady is not in conflict with, or in default (including cross defaults) under or in violation of: (a) its articles or by-laws or equivalent organizational documents; or (b) any agreement or understanding to which it or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would not have a Kennady Material Adverse Effect.
(f)	Kennady Authorizations. Kennady has obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Kennady or otherwise in connection with the material business or operations of Kennady and such Authorizations are in full force and effect. To the knowledge of Kennady, Kennady has fully complied with and is in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Kennady Material Adverse Effect. There is no action, investigation or proceeding pending or, to the knowledge of Kennady, threatened regarding any of the Authorizations. Kennady has not received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Kennady Material Adverse Effect and, to the knowledge of Kennady, all such Authorizations continue to be effective in order for Kennady to continue to conduct its business as it is currently being conducted. No Person other than Kennady owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations.

(g)	Capitalization and Listing.
(i)	The authorized share capital of Kennady consists of an unlimited number of Kennady Shares. As at the date of this Agreement there are: (A) 50,912,599 Kennady Shares validly issued and outstanding as fully-paid and non-assessable shares of Kennady; (B) outstanding Kennady Options providing for the issuance of 1,010,000 Kennady Shares upon the exercise thereof; 152,666 outstanding Kennady RSUs; and no outstanding Kennady DSUs or Kennady SARs. The terms of the Kennady Options (including exercise price) and Kennady RSUs are disclosed in Schedule 3.1(g)to the Kennady Disclosure Letter. Except as disclosed in Schedule 3.1(g) to the Kennady Disclosure Letter (x) there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Kennady to issue or sell any shares of Kennady or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Kennady, and (y) no Person is entitled to any pre-emptive or other similar right granted by Kennady. The Kennady Shares are listed on the TSXV, and are not listed or quoted on any market other than the TSXV.
(ii)	Schedule 3.1(g) to the Kennady Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding Kennady Options and the number, exercise prices and expiration dates of each grant to such holders. All Kennady Shares that may be issued pursuant to the exercise of outstanding Kennady Options will, when issued in accordance with its Kennady Options, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.
(iii)	Schedule 3.1(g) to the Kennady Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding Kennady RSUs and the number and expiration dates of each grant to such holders. All Kennady Shares that may be issued pursuant to the exercise of outstanding Kennady RSUs will, if issued in accordance with its Kennady RSUs, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.
(iv)	There are no outstanding contractual obligations of Kennady to repurchase, redeem or otherwise acquire any Kennady Shares.
(v)	There are no outstanding Kennady DSUs or SARs.
(vi)	No order ceasing or suspending trading in securities of Kennady nor prohibiting the sale of such securities has been issued and is outstanding against Kennady or its directors, officers or promoters.
(h)	Shareholder and Similar Agreements. Kennady is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Kennady.
(i)	Reports. Kennady has filed with all applicable Governmental Entities true and complete copies of the Kennady Public Documents that Kennady is required to file therewith. Kennady Public Documents at the time filed: (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable Securities Laws. Kennady has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

(j)	Financial Statements.
(i)	The Kennady Financial Statements have been, and all financial statements of Kennady which are publicly disseminated by Kennady in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), financial position and results of operations of Kennady as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There are no outstanding loans made by Kennady to any executive officer or director of Kennady.
(ii)	Neither Kennady nor, to Kennady’s knowledge, any director, officer, employee, auditor, accountant or representative of Kennady has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Kennady or its internal accounting controls, including any complaint, allegation, assertion, or claim that Kennady has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Board, or has not been disclosed to Mountain.
(k)	Undisclosed Liabilities. Other than as disclosed in Schedule 3.1(l) of the Kennady Disclosure Letter, Kennady does not have any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the Kennady Annual Financial Statements; or (b) liabilities and obligations incurred in the ordinary course of business consistent with past practice that are not and would not, individually or in the aggregate with all other liabilities and obligations of Kennady (other than those disclosed on the Kennady Annual Financial Statements), have or reasonably be expected to have a Kennady Material Adverse Effect, or have a Kennady Material Adverse Effect or, as a consequence of the consummation of the Kennady Arrangement, have or reasonably be expected to have a Kennady Material Adverse Effect. Without limiting the foregoing, the Kennady Annual Financial Statements reflect reasonable reserves in accordance with IFRS for contingent liabilities of Kennady.
(l)	Interest in Mineral Rights.
(i)	All of Kennady’s mineral interests and rights with respect to the Kennady Mineral Properties, including any material mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Law, are set out in Schedule 3.1(l)of the Kennady Disclosure Letter (the “Kennady Mineral Rights”). Other than the Kennady Mineral Rights set out in Schedule 3.1(l) of the Kennady Disclosure Letter, Kennady does not own or have any interest in any material mineral interests.

(ii)	Other than as set out in Schedule 3.1(l) of the Kennady Disclosure Letter:
(A)	Kennady is the legal and beneficial owner of all right, title and interest in and to the Kennady Mineral Rights, free and clear of any Liens other than the Permitted Encumbrances.
(B)	All of the Kennady Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims or mining leases.
(C)	The Kennady Mineral Rights are in good standing under applicable Law and, to the knowledge of Kennady, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.
(D)	To the knowledge of Kennady, there is no material adverse claim against or challenge to the title to or ownership of the Kennady Mineral Rights.
(E)	No Person other than Kennady has any interest in the Kennady Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.
(F)	There are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect Kennady’s interest in the Kennady Mineral Rights.
(G)	There are no material restrictions on the ability of Kennady to use, transfer or exploit the Kennady Mineral Rights, except pursuant to applicable Law.
(H)	Kennady has all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences operations from landowners or Governmental Entities permitting the use of land by Kennady, and mineral interests that are required to explore the Kennady Mineral Rights as contemplated in Kennady Public Documents filed (and available on SEDAR) on or before the date hereof and no third party or group holds any such rights that would be required by Kennady to explore any of the Kennady Mineral Rights as contemplated in Kennady Public Documents filed (and available on SEDAR) on or before the date hereof.
(I)	Kennady has not received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Kennady in any of the Kennady Mineral Rights.
(m)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Kennady Material Adverse Effect:

(i)	all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Kennady and its material joint ventures, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and
(ii)	all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Kennady or material joint ventures is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.
(n)	Employment Matters.
(i)	Other than as disclosed in Schedule 3.1(n) of the Kennady Disclosure Letter, Kennady has not entered into any written or oral agreement or understanding providing for severance, vacation pay or termination payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of a change in control of Kennady.
(ii)	Kennady is not (i) a party to any collective bargaining agreement, or (ii) subject to any application for certification or, to the knowledge of Kennady, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of Kennady, no fact or event exists that is likely to give rise to a change in the representation in this Subsection 3.1(n) on or before the Effective Date.
(iii)	Kennady is not subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Kennady, threatened, or any litigation actual, or to the knowledge of Kennady, threatened, relating to employment or termination of employment of employees or independent contractors, except for such claims or litigation which individually or in the aggregate would not be reasonably expected to have a Kennady Material Adverse Effect. To the knowledge of Kennady, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting Kennady, except as would not be reasonably expected to have a Kennady Material Adverse Effect.
(iv)	Kennady has operated in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy and there are no current, pending, or to the knowledge of Kennady, threatened proceedings before any board or tribunal with respect to any of the areas listed herein, except where the failure to so operate would not have a Kennady Material Adverse Effect.
(o)	Absence of Certain Changes or Events. Since September 30, 2017:
(i)	Kennady has conducted its business only in the ordinary course of business and consistent with past practice;

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Kennady Material Adverse Effect has been incurred;
(iii)	to the knowledge of Kennady, there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Kennady Material Adverse Effect;
(iv)	there has not been any change in the accounting practices used by Kennady, except as disclosed in the Kennady Public Documents;
(v)	except as disclosed in the Kennady Public Documents and except for ordinary course adjustments to non-executive employees, there has not been any increase in the salary, bonus, or other remuneration payable to any non-executive employees of Kennady;
(vi)	there has not been any redemption, repurchase or other acquisition of Kennady Shares by Kennady, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Kennady Shares;
(vii)	there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course of business consistent with past practice;
(viii)	there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in the Kennady Financial Statements, other than the settlement of claims or liabilities incurred in the ordinary course of business consistent with past practice; and
(ix)	except as disclosed in the Kennady Public Documents and except for ordinary course adjustments, there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of Kennady.
(p)	Litigation. There is no claim, action, proceeding or investigation pending or, to the knowledge of Kennady, threatened against or relating to Kennady, the business of Kennady or affecting any of its properties, assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Kennady Material Adverse Effect or prevent or materially delay the consummation of the Arrangement, nor to knowledge of Kennady are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that the representation in this Subsection 3.1(p) shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Kennady Material Adverse Effect). Kennady is not subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Kennady Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(q)	Taxes.
(i)	Kennady has duly and in a timely manner filed all Tax Returns required to be filed by it prior to the date hereof with the appropriate Governmental Entity. Such Tax Returns are complete and correct in all material respects. Kennady has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it in accordance with applicable Laws whether or not assessed by the appropriate Governmental Entity, other than Taxes which are being contested in good faith through appropriate proceedings and for which adequate provisions or reserves have been recorded on the balance sheet included in Kennady Financial Statements.
(ii)	Kennady has made adequate provisions or reserves in accordance with IFRS in the Kennady Financial Statements for any Taxes of Kennady for the period covered by such the Kennady Financial Statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, reassessed, proposed to be assessed or reassessed, incurred or accrued, other than in the ordinary course of business.
(iii)	Kennady has duly and timely withheld or deducted all Taxes and other amounts required by applicable Law to be withheld or deducted by it (including Taxes and other amounts required to be withheld or deducted by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person including any former or current employees, directors, officers and non-resident Person) and has duly and timely remitted to the appropriate Governmental Entity within the time prescribed under any applicable Law all such Taxes or other amounts.
(iv)	Kennady has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by applicable Laws to be collected by it and has duly remitted to the appropriate Governmental Entity within the time prescribed under any applicable Law all such amounts required to be remitted and has duly and timely paid any and all sales, use or transfer Taxes required to be paid or self-assessed by it pursuant to applicable Laws and has claimed eligible exemptions, refunds and input Tax credits in respect thereof in accordance with applicable Laws.
(v)	Kennady has not made, prepared and/or filed any notice of objection, elections, designations or any other similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date. Kennady has not entered into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes nor is there any outstanding request for any such agreement, consent or waiver;
(vi)	There are no proceedings, investigations, audits or Claims now pending or, to the knowledge of Kennady, threatened or proposed by any Governmental Entity against Kennady in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(vii)	Kennady has not acquired property or services from a non-arm’s length Person, within the meaning of the Tax Act: (i) for consideration the fair market value of which is less than the fair market value of the property; or (ii) as a contribution of capital for which no shares were issued by the acquirer of the property.
(viii)	Kennady has prepared proper documentation in accordance with Section 247(4) of the Tax Act (or any provincial or territorial equivalent) in respect of any transaction entered into with a non-resident Person not dealing at arm’s length with Kennady for purposes of the Tax Act. Any such transaction has not and should not give rise to a transfer pricing adjustment under Section 247(2) of the Tax Act (or any provincial or territorial equivalent).
(ix)	Kennady has not filed any Tax Returns in any jurisdiction other than Canada or paid taxes in any jurisdiction other than Canada and no jurisdiction other than Canada has ever asserted that filing of any Tax Returns or payment of any Taxes is required under any applicable Laws.
(x)	Kennady has made available to Mountain copies of all federal, provincial and territorial Tax Returns for the taxation years ended December 31, 2016, 2015 and 2014, and all assessments or reassessments, correspondence related to any assessment or reassessment, requests for Tax rulings, Tax rulings issued by any Governmental Entity, and correspondence related to any audit or proposed audit of Kennady, to the extent relating to periods or events in respect of which any Governmental Entity may in accordance with applicable Law assess, reassess or otherwise impose any Taxes on Kennady.
(xi)	For the purposes of the Tax Act and any other relevant Tax purposes, Kennady is resident in Canada.
(xii)	There are no Liens for Taxes upon any properties or assets of Kennady (other than Liens relating to Taxes not yet due and payable or for Taxes which are being contested in good faith through appropriate proceedings and for which adequate provisions or reserves have been recorded in the Kennady Financial Statements).
(xiii)	Other than as disclosed in Schedule 3.1(q) the Kennady Disclosure Letter, Kennady has fulfilled all of its obligations to incur and renounce “CEE” and “Canadian development expense” (as defined in the Tax Act) in the full amounts of any subscription funds received pursuant to any “flow-through share” (as defined in the Tax Act) subscription agreement all in accordance with the Tax Act.
(xiv)	There are no circumstances which could result in the application of section 17, section 78 or sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial or territorial law, to Kennady. Other than in the ordinary course of business, Kennady has not claimed nor will it claim any reserve under any provisions of the Tax Act or any equivalent provincial or territorial provision, if any amount could be included in the income of Kennady for any period ending after Effective Time.
(xv)	Kennady has complied in all respects with all registration, reporting, payment, collection and remittance requirements in respect of the goods and services tax or harmonized sales tax imposed under the Excise Tax Act (Canada) and the regulations thereunder, as amended, provincial sales taxes any other sales and use Taxes.

(r)	Books and Records. The corporate records and minute books of Kennady have been maintained in accordance with all applicable Laws, and the minute books of Kennady as provided to Mountain are complete and accurate in all material respects. The corporate minute books for Kennady contain minutes of all meetings and resolutions of the directors and securityholders held. The financial books and records and accounts of Kennady in all material respects: (a) have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in Canada, on a basis consistent with prior years; and (b) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of assets of Kennady.
(s)	Insurance.
(i)	Schedule 3.1(s) of the Kennady Disclosure Letter sets out a true and complete list of Kennady’s policies of insurance. Kennady has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and Kennady has not failed to make a claim thereunder on a timely basis.
(ii)	Each of such policies and other forms of insurance is in full force and effect on the date hereof and Kennady will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the knowledge of Kennady other) notice of cancellation or termination has been received by Kennady with respect to any such policy.
(t)	Non-Arm’s Length Transactions. Except for employment, consulting or employment compensation agreements entered into in the ordinary course of business, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Kennady) between Kennady on the one hand, and any (a) officer or director of Kennady, (b) any holder of record or, to the knowledge of Kennady, beneficial owner of five percent or more of the voting securities of Kennady, or (c) any affiliate or associate of any officer, director or beneficial owner, on the other hand.
(u)	Benefit Plans.
(i)	Schedule 3.1(u) of the Kennady Disclosure Letter contains a true and complete list of all Kennady Benefit Plans. Complete copies of all material Kennady Benefit Plans including, but not limited to, any material trust instruments, insurance contracts and all amendments thereto have been provided to Mountain.
(ii)	Kennady has no material liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, and there has been no communication to employees by Kennady which could reasonably be interpreted to promise or guarantee such employees retiree health or life insurance or other retiree death benefits on a permanent basis.
(iii)	No Kennady Benefit Plan is a “registered pension plan” as such term is defined in the Tax Act.

(iv)	Each Kennady Benefit Plan has been operated in accordance with its terms and any contributions required to be made under each Kennady Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Kennady Benefit Plan have been properly accrued and reflected in the Kennady Financial Statements.
(v)	There has been no amendment to, announcement by Kennady relating to, or change in employee participation or coverage under, any Kennady Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Except as disclosed in Schedule 3.1(u) of the Kennady Disclosure Letter, neither the execution of this Agreement, nor the consummation of the Kennady Arrangement will (i) entitle any employees of Kennady to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Kennady Benefit Plans, or (iii) limit or restrict the right of Kennady or, after the consummation of the Kennady Arrangement, Mountain to merge, amend or terminate any of the Kennady Benefit Plans.
(v)	Environmental. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Kennady Material Adverse Effect:
(i)	all facilities and operations of Kennady have been conducted, and are now, in material compliance with all Environmental Laws;
(ii)	Kennady is in possession of, and in compliance with, all Environmental Permits that are required to conduct its business as it is now being conducted;
(iii)	no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Kennady and, to the knowledge of Kennady, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;
(iv)	Kennady is not subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;
(v)	to the knowledge of Kennady, there are no changes in the status, terms or conditions of any Environmental Permits held by Kennady or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Kennady following the Effective Date;

(vi)	Kennady has made available to Mountain all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and
(vii)	to the knowledge of Kennady, Kennady is not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under any Environmental Laws that would individually or in the aggregate, constitute a Kennady Material Adverse Effect.
(w)	Restrictions on Business Activities. There is no agreement, judgement, injunction, order or decree binding upon Kennady that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Kennady, any acquisition of property by Kennady or the conduct of business by Kennady as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgements, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Kennady Material Adverse Effect.
(x)	Material Contracts. Kennady has performed in all material respects all respective obligations required to be performed by it to date under any Material Contracts. Kennady is not in breach or default under any Material Contract to which it is a party or bound, nor does Kennady have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Kennady Material Adverse Effect. Kennady does not know of, or has not received written notice of, any breach or default under (nor, to the knowledge of Kennady, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Kennady Material Adverse Effect. Prior to the date hereof, Kennady has made available to Mountain true and complete copies of all of the Material Contracts of Kennady. All contracts that are material to Kennady are with Kennady. All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Kennady in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.
(y)	Relationships with Customers, Suppliers, Distributors and Sales Representatives. Kennady has not received any written (or to the knowledge of Kennady) notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with Kennady, and, to the knowledge of Kennady, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a Kennady Material Adverse Effect.
(z)	Brokers. Other than as disclosed in Schedule 3.1(z) of the Kennady Disclosure Letter, none of Kennady or any of its respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.
(aa)	Reporting Issuer Status. As of the date hereof, Kennady is a reporting issuer not in default (or the equivalent) under the Securities Laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

(bb)	Stock Exchange Compliance. Kennady is in compliance in all material respects with the applicable listing and rules and regulations of the TSXV.
(cc)	No Expropriation. No property or asset of Kennady has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Kennady, is there any intent or proposal to give any such notice or to commence any such proceeding.
(dd)	Corrupt Practices Legislation. Neither Kennady, nor, to the knowledge of Kennady, any of its officers, directors or employees acting on behalf of Kennady or affiliates has taken, committed to take or been alleged to have taken any action which would cause Kennady or any of its affiliates to be in violation of the United States’ Foreign Corrupt Practices Act (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law, and to the knowledge of Kennady no such action has been taken by any of its agents, representatives or other Persons acting on behalf of Kennady or any of its affiliates.
3.2	Survival of Representations and Warranties

The representations and warranties of Kennady contained in this Agreement shall not survive the completion of the Kennady Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
REPRESENTATIONS AND WARRANTIES OF MOUNTAIN

4.1	Representations and Warranties

Except as disclosed in the Mountain Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made) Mountain hereby represents and warrants to Kennady as follows, and acknowledges that Kennady is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Qualification. Mountain and each of 2435386 and 2435572 are duly incorporated and validly existing under the OBCA and have full corporate power and authority to own their respective assets and conduct their business as now owned and conducted. Mountain, 2435386 and 2435572 are duly qualified to carry on business and are in good standing in each jurisdiction in which the character of their respective properties or the nature of their respective activities makes such qualification necessary. True and complete copies of the constating documents of each Mountain, 2435386 and 2435572 have been delivered or made available to Kennady, and Mountain, 2435386 and 2435572 have not taken any action to amend or supersede such documents.
(b)	Authority Relative to this Agreement. Mountain has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Mountain and the consummation by Mountain of the transactions contemplated by this Agreement have been duly authorized by the Mountain Board and no other corporate proceedings on the part of Mountain are necessary to authorize this Agreement other than the Mountain Shareholder Approval. This Agreement has been duly executed and delivered by Mountain and constitutes a valid and binding obligation of Mountain, enforceable by Kennady against Mountain in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Conflict; Required Filings and Consent. The execution and delivery by Mountain of this Agreement and the performance by it of its obligations hereunder and the completion of the Kennady Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of Mountain, and except as would not, individually or in the aggregate, have or reasonably be expected to have a Mountain Material Adverse Effect, will not: (a) violate, conflict with or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which Mountain is party or by Mountain which is bound; or (ii) any Law to which Mountain or any is subject or by which Mountain is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any encumbrance, charge or Lien upon any of Mountain’s assets. Other than the Mountain TSX Approval, the Mountain Nasdaq Approval and Kennady TSXV Approval, no Authorization, consent or approval of, or filing with, any Governmental Entity or any court or other authority is necessary on the part of Mountain for the consummation by Mountain of its obligations in connection with the Kennady Arrangement under this Agreement or for the completion of the Kennady Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by Mountain in any material properties, except for such Authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by this Agreement.
(d)	Subsidiaries. Mountain owns 100% of the outstanding securities of 2435572, which owns 100% of the outstanding securities of 2435386. Other than the foregoing, Mountain does not have Subsidiaries or any material interests in any Person.
(e)	Compliance with Laws.
(i)	The operations of Mountain have been and are now conducted in compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Mountain and Mountain has not received any notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have a Mountain Material Adverse Effect.
(ii)	Mountain is not in conflict with, or in default (including cross defaults) under or in violation of: (a) its articles or by-laws or equivalent organizational documents; or (b) any agreement or understanding to which it or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would not have a Mountain Material Adverse Effect.

(f)	Mountain Authorizations. Mountain has obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Mountain or otherwise in connection with the material business or operations of Mountain and such Authorizations are in full force and effect. Mountain has fully complied with and is in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Mountain Material Adverse Effect. There is no action, investigation or proceeding pending or, to the knowledge of Mountain, threatened regarding any of the Authorizations. Mountain has not received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Mountain Material Adverse Effect and, to the knowledge of Mountain, all such Authorizations continue to be effective in order for Mountain to continue to conduct its business as it is currently being conducted. No Person other than Mountain owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations. To the knowledge of Mountain, the Operator (a) owns, possesses or has obtained all material Authorizations that are required by Law (including, for greater certainty, Environmental Laws) in connection with the operation of the Project as presently conducted or in connection with the current ownership, operation or use of the Project Assets and (b) has complied, in all material respects, with all such Authorizations. To the knowledge of Mountain, each such Authorization is valid and in full force and effect, and is renewable by its terms or in the ordinary course. To the knowledge of Mountain, no action, investigation or proceeding is pending or threatened against the Operator or the Project Assets in respect of or regarding any such Authorization that could reasonably be expected to result in the suspension, loss or revocation of any such Authorization. To the knowledge of Mountain, all work required to be performed and filed by the Operator in respect of such Authorizations has been performed and filed, in all material respects, and all Taxes, rentals, fees, expenditures and other payments or security deposits required to be made in respect thereof by the Operator have been paid, incurred or deposited, in all material respects, and all filings in respect thereof required by the Operator have been made, in all material respects.
(g)	Capitalization and Listing.
(i)	The authorized share capital of Mountain consists of an unlimited number of Mountain Shares. As at the date of this Agreement there are: (A) 160,253,501 Mountain Shares validly issued and outstanding as fully-paid and non-assessable shares of Mountain; and (B) 3,640,000 outstanding options providing for the issuance of 3,640,000 Mountain Shares upon the exercise thereof; (C) nil outstanding warrants providing for the issuance of nil Mountain Shares upon the exercise thereof and (d) 488,665 Mountain RSUs outstanding. Except for the securities referred to in this Section 4.1(g)(i), (x) there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Mountain to issue or sell any shares of Mountain or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Mountain and (y) no Person is entitled to any pre-emptive or other similar right granted by Mountain. Mountain Shares are listed on the TSX and Nasdaq, and are not listed or quoted on any market other than the TSX and Nasdaq. Mountain has not, in the twelve (12) months preceding the date hereof, received notice from Nasdaq to the effect that Mountain is not in compliance with the listing or maintenance requirements of Nasdaq. Mountain qualifies as a “foreign private issuer” as defined under the U.S. Exchange Act and in the last twelve (12) months has filed or furnished all reports or other information required to be filed or furnished by Mountain under the U.S. Exchange Act.

(ii)	There are no outstanding contractual obligations of Mountain to repurchase, redeem or otherwise acquire any Mountain Shares.
(iii)	No order ceasing or suspending trading in securities of Mountain nor prohibiting the sale of such securities has been issued and is outstanding against Mountain or, its directors, officers or promoters.
(iv)	All Consideration Shares, when issued in accordance with the terms of the Kennady Arrangement will, as the case may be, be duly authorized, validly issued, fully-paid and non-assessable Mountain Shares.
(h)	Shareholder and Similar Agreements. Mountain is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Mountain.
(i)	Reports. Mountain has filed with all applicable Governmental Entities true and complete copies of Mountain Public Documents that Mountain is required to file therewith. Mountain Public Documents at the time filed: (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (i) complied in all material respects with the requirements of applicable Securities Laws. Mountain has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.
(j)	Financial Statements.
(i)	The Mountain Financial Statements have been, and all financial statements of Mountain which are publicly disseminated by Mountain in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), financial position and results of operations of Mountain as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There are no outstanding loans made by Mountain to any executive officer or director of Mountain.
(ii)	Neither Mountain nor, to Mountain’s knowledge, any director, officer, employee, auditor, accountant or representative of Mountain has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Mountain or its internal accounting controls, including any complaint, allegation, assertion, or claim that Mountain has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Mountain Board, or has not been disclosed to Kennady.

(k)	Undisclosed Liabilities. Other than has disclosed in Schedule 4.1(k) of the Mountain Disclosure Letter, Mountain does not have any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the Mountain Financial Statements; or (b) liabilities and obligations incurred in the ordinary course of business consistent with past practice that are not and would not, individually or in the aggregate with all other liabilities and obligations of Mountain (other than those disclosed on the Mountain Annual Financial Statements), reasonably be expected to have a Mountain Material Adverse Effect, or have a Mountain Material Adverse Effect, or, as a consequence of the consummation of the Kennady Arrangement, have or reasonably be expected to have a Mountain Material Adverse Effect. Without limiting the foregoing, the Mountain Financial Statements reflect reasonable reserves in accordance with IFRS for contingent liabilities of Mountain.
(l)	Interest in Mineral Rights.
(i)	All of Mountain’s mineral interests and rights with respect to the Mountain Mineral Properties, including any material mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Law, are set out in Schedule 4.1(l) of the Mountain Disclosure Letter (the “Mountain Mineral Rights”). Other than the Mountain Mineral Rights set out in Schedule 4.1(l) of the Mountain Disclosure Letter, Mountain does not own or have any interest in material mineral interests.
(ii)	Other than as set out in Schedule 4.1(l) of the Mountain Disclosure Letter:
(A)	Mountain is the legal and beneficial owner of all right, title and interest in and to the Mountain Mineral Rights, free and clear of any Liens other than Permitted Encumbrances.
(B)	All of the Mountain Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims or mining leases.
(C)	The Mountain Mineral Rights are in good standing under applicable Law and, to the knowledge of Mountain, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.
(D)	There is no material adverse claim against or challenge to the title to or ownership of the Mountain Mineral Rights.
(E)	No Person other than Mountain has any interest in the Mountain Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(F)	There are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect Mountain’s interest in the Mountain Mineral Rights.
(G)	There are no material restrictions on the ability of Mountain to use, transfer or exploit the Mountain Mineral Rights, except pursuant to applicable Law.
(H)	Mountain has all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences operations from landowners or Governmental Entities permitting the use of land by Mountain, and mineral interests that are required to explore the Mountain Mineral Rights as contemplated in Mountain Public Documents filed (and available on SEDAR) on or before the date hereof and no third party or group holds any such rights that would be required by Mountain to explore any of the Mountain Mineral Rights as contemplated in Mountain Public Documents filed (and available on SEDAR) on or before the date hereof.
(iii)	Mountain has not received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Mountain in any of the Mountain Mineral Rights.
(m)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Mountain Material Adverse Effect:
(i)	all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Mountain and its material joint ventures, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and
(ii)	all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Mountain or material joint ventures is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.
(n)	Employment Matters.
(i)	Mountain is not (i) a party to any collective bargaining agreement, or (ii) subject to any application for certification or, to the knowledge of Mountain, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of Mountain, no fact or event exists that is likely to give rise to a change in the representation in this Subsection 4.1(n) on or before the Effective Date.
(ii)	Mountain is not subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Mountain, threatened, or any litigation actual, or to the knowledge of Mountain, threatened, relating to employment or termination of employment of employees or independent contractors, except for such claims or litigation which individually or in the aggregate would not be reasonably expected to have a Mountain Material Adverse Effect. To the knowledge of Mountain, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting Mountain or the Operator, except as would not be reasonably expected to have a Mountain Material Adverse Effect.

(iii)	Mountain has operated in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy and there are no current, pending, or to the knowledge of Mountain, threatened proceedings before any board or tribunal with respect to any of the areas listed herein, except where the failure to so operate would not have a Mountain Material Adverse Effect.
(o)	Absence of Certain Changes or Events. Except as disclosed in the Mountain Disclosure Letter, since September 30, 2017:
(i)	Mountain has conducted its business only in the ordinary course of business and consistent with past practice;
(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Mountain Material Adverse Effect has been incurred;
(iii)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Mountain Material Adverse Effect;
(iv)	there has not been any change in the accounting practices used by Mountain, except as disclosed in the Mountain Public Documents;
(v)	except for ordinary course adjustments to non-executive employees, there has not been any increase in the salary, bonus, or other remuneration payable to any non-executive employees of Mountain.
(vi)	there has not been any redemption, repurchase or other acquisition of Mountain Shares by Mountain, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Mountain Shares;
(vii)	there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course of business consistent with past practice;
(viii)	there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Mountain Financial Statements, other than the settlement of claims or liabilities incurred in the ordinary course of business consistent with past practice; and
(ix)	except for ordinary course adjustments, there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of Mountain.

(p)	Litigation. There is no claim, action, proceeding or investigation pending or, to the knowledge of Mountain, threatened against or relating to Mountain, the business of Mountain or affecting any of its properties, assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Mountain Material Adverse Effect or prevent or materially delay the consummation of the Kennady Arrangement, nor to knowledge of Mountain are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that the representation in this Subsection 4.1(p) shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Mountain Material Adverse Effect). Mountain is not subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Mountain Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.
(q)	Taxes. Other than as set forth in Schedule 4.1(q) of the Mountain Disclosure Letter:

(i)	Mountain has duly and in a timely manner filed all Tax Returns required to be filed by it prior to the date hereof with the appropriate Governmental Entity. Such Tax Returns are complete and correct in all material respects. Mountain has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it in accordance with applicable Laws whether or not assessed by the appropriate Governmental Entity, other than Taxes which are being contested in good faith through appropriate proceedings and for which adequate provisions or reserves have been recorded on the balance sheet included in Mountain Financial Statements.

(ii)	Mountain has made adequate provisions or reserves in accordance with IFRS in the Mountain Financial Statements of Mountain for any Taxes of Mountain for the period covered by such the Mountain Financial Statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, reassessed, proposed to be assessed or reassessed, incurred or accrued, other than in the ordinary course of business.

(iii)	Mountain has duly and timely withheld or deducted all Taxes and other amounts required by applicable Law to be withheld or deducted by it (including Taxes and other amounts required to be withheld or deducted by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person including any former or current employees, directors, officers and non-resident Person) and has duly and timely remitted to the appropriate Governmental Entity within the time prescribed under any applicable Law all such Taxes or other amounts.

(iv)	Mountain has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by applicable Laws to be collected by it and has duly remitted to the appropriate Governmental Entity within the time prescribed under any applicable Law all such amounts required to be remitted and has duly and timely paid any and all sales, use or transfer Taxes required to be paid or self-assessed by it pursuant to applicable Laws and has claimed eligible exemptions, refunds and input Tax credits in respect thereof in accordance with applicable Laws.

(v)	Mountain has not made, prepared and/or filed any notice of objection, elections, designations or any other similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date. Mountain has not entered into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes nor is there any outstanding request for any such agreement, consent or waiver.

(vi)	There are no proceedings, investigations, audits or Claims now pending or, to the knowledge of Mountain, threatened or proposed by any Governmental Entity against Mountain in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(vii)	Mountain has not acquired property or services from a non-arm’s length Person, within the meaning of the Tax Act: (i) for consideration the fair market value of which is less than the fair market value of the property; or (ii) as a contribution of capital for which no shares were issued by the acquirer of the property.

(viii)

Mountain has made available to Kennady copies of all federal, provincial and territorial Tax Returns for the taxation years ended December 31, 2016, 2015 and 2014, and all assessments or reassessments, correspondence related to any assessment or reassessment, requests for Tax rulings, Tax rulings issued by any Governmental Entity, and correspondence related to any audit or proposed audit of Mountain, to the extent relating to periods or events in respect of which any Governmental Entity may in accordance with applicable Law assess, reassess or otherwise impose any Taxes on Mountain.

(ix)	For the purposes of the Tax Act and any other relevant Tax purposes, Mountain is resident in Canada.

(x)	There are no Liens for Taxes upon any properties or assets of Mountain (other than Liens relating to Taxes not yet due and payable or for Taxes which are being contested in good faith through appropriate proceedings and for which adequate provisions or reserves have been recorded in the Mountain Financial Statements).

(xi)	There are no circumstances which could result in the application of section 17, section 78 or sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial or territorial law, to Mountain. Other than in the ordinary course of business, Mountain has not claimed nor will it claim any reserve under any provisions of the Tax Act or any equivalent provincial or territorial provision, if any amount could be included in the income Mountain for any period ending after Effective Time.

(xii)	Mountain has complied in all respects with all registration, reporting, payment, collection and remittance requirements in respect of the goods and services tax or harmonized sales tax imposed under the Excise Tax Act (Canada) and the regulations thereunder, as amended, provincial sales taxes any other sales and use Taxes.

(r)	Books and Records. The corporate records and minute books of Mountain have been maintained in accordance with all applicable Laws, and the minute books of Mountain as provided to Kennady are complete and accurate in all material respects. The corporate minute books for Mountain contain minutes of all meetings and resolutions of the directors and securityholders held. The financial books and records and accounts of Mountain in all material respects: (a) have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years; and (b) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of assets of Mountain.
(s)	Insurance.
(i)	Mountain has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and Mountain has not failed to make a claim thereunder on a timely basis.
(ii)	Each of such policies and other forms of insurance is in full force and effect on the date hereof and Mountain will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the knowledge of Mountain) notice of cancellation or termination has been received by Mountain with respect to any such policy.
(t)	Non-Arm’s Length Transactions. Except for employment or employment compensation agreements entered into in the ordinary course of business and as set out in the Mountain Public Documents, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Mountain) between Mountain on the one hand, and any (i) officer or director of Mountain, (ii) any holder of record or, to the knowledge of Mountain, beneficial owner of five percent or more of the voting securities of Mountain, or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.
(u)	Environmental. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Mountain Material Adverse Effect:
(i)	all facilities and operations of Mountain have been conducted, and are now, in material compliance with all Environmental Laws;
(ii)	Mountain is in possession of, and in compliance with, all Environmental Permits that are required to conduct its business as it is now being conducted;
(iii)	no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Mountain and, to the knowledge of Mountain, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv)	Mountain is not subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;
(v)	to the knowledge of Mountain, there are no changes in the status, terms or conditions of any Environmental Permits held by Mountain or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Mountain following the Effective Date;
(vi)	Mountain has made available to Kennady all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters;
(vii)	to the knowledge of Mountain, Mountain is not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under any Environmental Laws that would individually or in the aggregate, constitute a Mountain Material Adverse Effect; and
(viii)	to the knowledge of Mountain, the mining operations at the Project, have been, conducted in compliance in all material respects with applicable Laws and Environmental Laws. To the knowledge of Mountain, the Operator is not under any investigation with respect to, has not been charged or threatened to be charged with, and has not received notice of, any material violation or potential material violation of any Law.
(v)	Restrictions on Business Activities. There is no agreement, judgement, injunction, order or decree binding upon Mountain that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Mountain, any acquisition of property by Mountain or the conduct of business by Mountain as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgements, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Mountain Material Adverse Effect.
(w)	Material Contracts. Mountain has performed in all material respects all respective obligations required to be performed by it to date under any Material Contracts. Mountain is not in breach or default under any Material Contract to which it is a party or bound, nor does Mountain have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Mountain Material Adverse Effect. Mountain does not know of, or has received written notice of, any breach or default under (nor, to the knowledge of Mountain, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Mountain Material Adverse Effect. Prior to the date hereof, Mountain has made available to Kennady true and complete copies of all of the Material Contracts of Mountain. All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Mountain in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.

(x)	Relationships with Customers, Suppliers, Distributors and Sales Representatives. Mountain has not received any written (or to the knowledge of Mountain) notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with Mountain, and, to the knowledge of Mountain, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a Mountain Material Adverse Effect.
(y)	Brokers. None of Mountain or, to the knowledge of any of its officers, directors or employees of Mountain has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.
(z)	Reporting Issuer Status. As of the date hereof, Mountain is a reporting issuer not in default (or the equivalent) under the Securities Laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.
(aa)	Stock Exchange Compliance. Mountain is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and Nasdaq.
(bb)	No Expropriation. No property or asset of Mountain has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Mountain, is there any intent or proposal to give any such notice or to commence any such proceeding.
(cc)	Corrupt Practices Legislation. Neither Mountain and its affiliates, nor, to the knowledge of Mountain, any of their respective officers, directors or employees acting on behalf of Mountain or its affiliates has taken, committed to take or been alleged to have taken any action which would cause Mountain or its affiliates to be in violation of the United States’ Foreign Corrupt Practices Act (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law of similar effect of another jurisdiction, and to the knowledge of Mountain, no such action has been taken by any of its agents, representatives or other Persons acting on behalf of Mountain or its affiliates.
(dd)	Disclosure of Project Terms. Mountain has not entered into any arrangement or agreement with De Beers other than (i) the Joint Venture Agreement, (ii) the Intent Letter, (iii) the Confirmation of Assignment Agreement, and (iv) the Letter of Credit Agreements. To the knowledge of Mountain, there is no JV Management Committee decision which might be material to the Project which has been made which has not been disclosed in writing to Kennady.
(ee)	Project Document. Each Project Document (i) to which either of Mountain or 2435386 is a party, is in full force and effect, and (ii) to which the Operator (but not Mountain or 2435386) is a party is, to the knowledge of Mountain, in full force and effect, except to the extent to that such Project Document has been discharged in accordance with its terms and provided that no rights, obligations or liabilities (contingent or otherwise) of any party to it remain outstanding. Other than any disputes set out in the Mountain Disclosure Letter (i) there is no dispute in connection with any Project Document to which Mountain or 2435386 is a party; and (ii) to the knowledge of Mountain, there is no dispute in connection with any Project Document to which De Beers is a party. To the knowledge of Mountain, the Operator is not in breach of any of its material obligations under Project Documents to which it is a party and no party to any Project Document in breach of the material terms of any Project Document to which it is a party.

(ff)	The Joint Venture and Project Assets.
(i)	2435386 is a party to the Joint Venture Agreement and has legal and beneficial ownership of its Participating Interests in the Joint Venture, which Participating Interest is forty nine per cent (49%) on the date of this Agreement.
(ii)	No MPV Default (as such term is defined in the Joint Venture Agreement) has occurred at any time, other than as disclosed in the Mountain Disclosure Letter.
(iii)	To the knowledge of Mountain, each of 2435572 and 2435386 and the Operator, as applicable, has acquired or has acquired the use of (or will acquire or acquire the use of by the date they are required in relation to the Project) all Project Assets and all Mining Rights, and has obtained (or will obtain by the date they are required in relation to the Project) such other surface and other rights as are necessary for access rights, water rights, plant sites, tailings disposal, waste dumps, ore dumps, abandoned heaps and ancillary facilities which are or will be required in connection with the development of the Project.
(iv)	To the knowledge of Mountain, each of each of 2435572 and 2435386, has valid and marketable title to all of the assets it owns or purports to own and necessary to carry on its business as presently conducted (including, in the case of 2435386, its Participating Interests in the Joint Venture), free and clear of all Liens except Permitted Encumbrances.
(v)	To the knowledge of Mountain, the Operator has good, valid and marketable title to all of the Joint Venture Property it owns or purports to own and any other assets necessary to carry on its business as presently conducted, free and clear of all Liens (including infringement claims with respect to patents, trademarks, copyrights and similar intellectual property rights) except Permitted Encumbrances.
(vi)	To the knowledge of Mountain, neither the 2435572 nor 2435386 owns any assets or properties other than those used in connection with the Project and those incidental to the operation of the Project (and, in the case of the 2435572, the shares in 2435386).
(vii)	To the knowledge of Mountain, the Operator has complied in all material respects with all contractual obligations relating to any Project Asset leased, operated, licensed or used by it and all instruments pursuant to which it is entitled to lease, operate, license or use any such Project Assets are in full force and effect.

(viii)	To the knowledge of Mountain, the Operator has or will have at the time they are required for the Project, good, valid and marketable title to, or valid leases or licenses of, and all appropriate Authorizations to use, the assets necessary to carry on its business as presently conducted.
(ix)	The Operator is the registered holder of the Mineral Licenses.
(x)	To the knowledge of Mountain, the Mining Licenses and the Mining Rights are in full force and effect in accordance with their respective terms and the Operator has complied in all material respects with the terms and provisions of the Mining Licenses and Mining Rights.
(xi)	To the knowledge of Mountain, the Operator has not received any notification of any material unresolved violation or noncompliance with the terms of the Mining Licenses and the Mining Rights.
(xii)	To the knowledge of Mountain, the Operator has conducted such work, has made all filings and paid all Taxes and fees with the appropriate Governmental Entities necessary to keep the Mining Licenses and the Mining Rights in full force and effect under Law.
(xiii)	To the knowledge of Mountain, the Operator has all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences, from landowners or Governmental Entities that are required to conduct the operations Project as currently being conducted.
(xiv)	All Permits, Environmental Permits and Authorizations necessary or material to the conduct of the business of the Joint Venture have been issued or granted, as applicable, and no notice has been received of proceedings relating to the revocation or modification thereof that, if determined adversely to Mountain, 2435386, 2435572 or the Operator as operator of the Project and owner of the Joint Venture Property in trust for the parties to the Joint Venture Agreement, would individually or in the aggregate have a Mountain Material Adverse Effect.
(xv)	To the knowledge of Mountain, there are no pending actions, suits or proceedings (including any inquiries or investigations by any court or Governmental Entity) against or affecting the Operator in respect of the Project or affecting the Project Assets that, if determined adversely to the Mountain, 2435386, 2435572 or the Operator in respect of the Project, would individually or in the aggregate have a Mountain Material Adverse Effect, or would materially and adversely affect the ability of Mountain to perform its obligations under this Agreement.
(xvi)	To the knowledge of Mountain, all facilities and operations of the Operator have been conducted, and are now, in material compliance with all Environmental Laws.
4.2	Survival of Representations and Warranties

The representations and warranties of Mountain contained in this Agreement shall not survive the completion of the Kennady Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 5
COVENANTS

5.1	Covenants of Kennady Regarding the Conduct of Business

Kennady covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless Mountain shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement or as set out in the Kennady Disclosure Letter or otherwise required by Law or a Governmental Entity:

(a)	Kennady shall conduct its business only in, not take any action except in, and maintain its facilities, in the ordinary course of business consistent with past practice and to use commercially reasonable efforts to preserve intact its present business organization, assets and goodwill, to preserve intact Kennady, the Kennady Mineral Rights, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with suppliers, distributors, employees, Governmental Entities and others having business relationships with them;
(b)	other than as expressly permitted or required by this Agreement or as set out in the Kennady Disclosure Letter or otherwise required by Law or a Governmental Entity, without limiting the generality of Subsection 5.1(a), Kennady shall not, directly or indirectly:
(i)	issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any Kennady Shares, any Kennady Options, any Kennady RSUs, any Kennady DSUs, any Kennady SARs or any warrants, calls, conversion privileges or rights of any kind to acquire any Kennady Shares or other securities, other than pursuant to the exercise of existing Kennady Options;
(ii)	sell, pledge, lease, sell and lease back, dispose of, mortgage, licence, encumber or agree to sell, pledge, dispose of, mortgage, licence, encumber or otherwise transfer any assets of Kennady or any interest in any assets of Kennady having a value greater than $1,000,000 in the aggregate;
(iii)	amend or propose to amend the articles, by-laws or other constating documents or the terms of any securities of Kennady;
(iv)	split, combine or reclassify any outstanding Kennady Shares;
(v)	redeem, purchase or offer to purchase or redeem any Kennady Shares or other securities of Kennady;
(vi)	without the prior written consent of Mountain, declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Kennady Shares;
(vii)	reorganize, amalgamate or merge Kennady with any other Person;
(viii)	reduce the stated capital of the shares of Kennady;

(ix)	acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) directly or indirectly any Person, or make any investment either by purchase of shares or securities, contributions of capital property transfer or purchase of any property, interests, business or assets of any other Person that has a value greater than $1,000,000 in the aggregate;
(x)	prepay any long-term indebtedness before its scheduled maturity;
(xi)	without the prior written consent of Mountain, such consent not to be unreasonably withheld or delayed, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other liability or obligation or issue any debt securities, or guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person or make any loans or advances in amounts exceeding $250,000 individually and $1,000,000 in the aggregate, except in the ordinary course of business consistent with past practice;
(xii)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Kennady;
(xiii)	without the prior written consent of Mountain, such consent not to be unreasonably withheld or delayed, pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, liabilities or obligations except in the ordinary course of business consistent with past practice in amounts exceeding $250,000 individually and $1,000,000 in the aggregate, except for expenses incurred in connection with the Kennady Arrangement, provided that Kennady shall promptly provide Mountain with a summary of such expenses upon request;
(xiv)	authorize, recommend or propose any release or relinquishment of any contractual right, except in the ordinary course of business consistent with past practice;
(xv)	waive, release, grant, transfer, exercise, modify or amend in any material respect, other than in the ordinary course of the business consistent with past practice, (i) any existing contractual rights in respect of any Kennady Mineral Rights, (ii) any material Authorization, lease, concession, contract or other document, or (iii) any other material legal rights or claims;
(xvi)	waive, release, grant or transfer any rights of value or modify or change in any material respect any existing licence, lease, contract or other document, other than in the ordinary course of business consistent with past practice;
(xvii)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits necessary to conduct its business as now conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;
(xviii)	without the prior written consent of Mountain, such consent not to be unreasonably withheld or delayed, incur business expenses other than in the ordinary course and consistent with past practice in amounts exceeding $250,000 individually and $1,000,000 in the aggregate, except for expenses incurred in connection with the Kennady Arrangement, provided that Kennady shall promptly provide Mountain with a summary of such expenses upon request;

(xix)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Kennady to consummate the Kennady Arrangement or the other transactions contemplated by this Agreement;
(xx)	increase the benefits payable or to become payable to its directors or officers, enter into or modify any employment, severance, or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officer of Kennady or member of the Kennady Board, except in the ordinary course of business consistent with past practice;
(xxi)	make any loan to any employee, consultant, director or officer of Kennady;
(xxii)	settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any action, claim or proceeding brought against Kennady and/or any of its subsidiaries in excess of $1,000,000 (except where the action, claim or proceeding is insured and Kennady’s contribution does not exceed its deductible); or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Kennady Plan of Arrangement; or
(xxiii)	in the case of employees who are not officers of Kennady or members of the Kennady Board, take any action with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof, except in the ordinary course of business consistent with past practice.
(c)	Kennady shall not, establish, adopt, enter into, amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any bonus, profit sharing, thrift, incentive, compensation, stock option, restricted stock, pension, retirement, deferred compensation, savings, welfare, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers, current or former employees of Kennady except as expressly contemplated or permitted by this Agreement;
(d)	Kennady shall use commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;
(e)	Kennady shall use its commercially reasonable best efforts to maintain and preserve all of its rights under each of its Kennady Mineral Rights and under each of its Authorizations;

(f)	Kennady shall:
(i)	not take any action, which would render, or which reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;
(ii)	provide Mountain with prompt written notice of: (A) any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties (including the Kennady Mineral Rights), articles, by-laws, licenses, permits (including Authorizations), rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of Kennady which, when considered either individually or in the aggregate, has resulted in or would reasonably be expected to result in a Kennady Material Adverse Effect; (B) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations of Kennady contained herein to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Kennady Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (y) result in the failure in any material respect of Kennady to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time;
(iii)	not enter into or renew any agreement, contract, lease, licence or other binding obligation of Kennady (A) containing (1) any limitation or restriction on the ability of Kennady or, following completion of the transactions contemplated hereby, the ability of Mountain, to engage in any type of activity or business, (2) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Kennady or, following consummation of the transactions contemplated hereby, all or any portion of the business of Mountain, is or would be conducted, or (3) any limit or restriction on the ability of Kennady or, following completion of the transactions contemplated hereby, the ability of Mountain, to solicit customers or employees, or (B) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement; and
(iv)	not enter into or renew any agreement, Contract, lease, licence or other binding obligation of Kennady that is not terminable within 30 days of the Effective Date without payment by Kennady.
(g)	Kennady shall:
(i)	duly and timely file all Tax Returns required to be filed by it under applicable Laws on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects;

(ii)	duly and timely deduct, withhold, collect, remit and pay all Taxes which are to be deducted, withheld, collected, remitted or paid by it under applicable Law to the extent due and payable;
(iii)	not make or rescind any express or deemed election or designation relating to Taxes, its annual tax accounting period or method of tax accounting;
(iv)	not make a request for a Tax ruling, or file a notice of objection, or enter into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes;
(v)	not settle or compromise any Claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and
(vi)	not amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax Return for the taxation year ended December 31, 2016, except as may be required by applicable Laws;
(h)	Kennady shall not authorize or propose, or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other Subsections of this Section 5.1.
5.2	Covenants of Kennady Relating to the Arrangement

Kennady shall perform all obligations required to be performed by Kennady under this Agreement, co-operate with Mountain in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing or the obligations in Section 2.6 of this Agreement, Kennady shall:

(a)	use its commercially reasonable efforts to complete the Kennady Plan of Arrangement;
(b)	use its commercially reasonable efforts to obtain and assist Mountain in obtaining all required Regulatory Approvals;
(c)	use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts;
(d)	use its commercially reasonable efforts to obtain the Kennady TSXV Approval;
(e)	defend all lawsuits or other legal, regulatory or other proceedings against Kennady challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;
(f)	subject to applicable Law, make available and cause to be made available to Mountain, and its agents and advisors, information reasonably requested by Mountain for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Mountain and Kennady following completion of the Kennady Arrangement and confirming the representations and warranties of Kennady set out in Section 3.1 of this Agreement;

(g)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement to the extent the same are within its control and take all steps set forth in the Kennady Interim Order;
(h)	use commercially reasonable efforts to assist in effecting the resignations of Kennady directors (subject to customary releases) and cause them to be replaced as of the Effective Date by persons nominated by Mountain; and
(i)	if requested by Mountain, elect under Section 256(9) of the Tax Act for Kennady’s taxation year-end to be deemed to occur immediately before Mountain’s acquisition of the Kennady Shares pursuant to the Kennady Plan of Arrangement.
5.3	Covenants of Mountain Regarding the Conduct of Business

Mountain covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless Kennady shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement or as set out on the Mountain Disclosure Letter or otherwise required by Law or a Governmental Entity:

(a)	Mountain shall conduct its business only in, not take any action except in, and maintain its facilities, in the ordinary course of business consistent with past practice and to use commercially reasonable efforts to preserve intact its present business organization, assets and goodwill, to preserve intact Mountain, the Mountain Mineral Rights, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with suppliers, distributors, employees, Governmental Entities and others having business relationships with it;
(b)	other than as contemplated in this Agreement or as set out in the Mountain Disclosure Letter or otherwise required by Law or a Governmental Entity, without limiting the generality of Section 5.3(a), Mountain shall not, directly or indirectly:
(i)	issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any Mountain Shares, any Mountain Awards or any warrants, calls, conversion privileges or rights of any kind to acquire any Mountain Shares, other than pursuant to the exercise of existing Mountain Awards and warrants;

(ii)	sell, pledge, lease, sell and lease back, dispose of, mortgage, licence, encumber or agree to sell, pledge, dispose of, mortgage, licence, encumber or otherwise transfer any assets of Mountain or any interest in any assets of Mountain having a value greater than $4,000,000 in the aggregate;

(iii)	amend or propose to amend the articles, by-law or other constating documents or the terms of any securities of Mountain;

(iv)	split, combine or reclassify any outstanding Mountain Shares;

(v)	redeem, purchase or offer to purchase any or redeem Mountain Shares or other securities of Mountain;

(vi)	without the prior written consent of Kennady, declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Mountain Shares;

(vii)	reorganize, amalgamate or merge Mountain with any other Person;

(viii)	acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) directly or indirectly any Person, or make any investment either by purchase of shares or securities, contributions of capital property transfer or purchase of any property, interests, business or assets of any other Person that has a value greater than $4,000,000 in the aggregate;

(ix)	reduce the stated capital of the shares of Mountain;

(x)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Mountain;

(xii)

waive, release, grant, transfer, exercise, modify or amend in any material respect, other than in the ordinary course of the business consistent with past practice,

(i) any existing contractual rights in respect of any Mountain Mineral Rights,

(ii) any material Authorization, lease, concession, contract or other document, or

(iii) any other material legal rights or claims;

(xiii)	waive, release, grant or transfer any rights of value or modify or change in any material respect any existing licence, lease, contract or other document, other than in the ordinary course of business consistent with past practice;

(xiv)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits necessary to conduct its business as now conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities; or

(xv)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Mountain to consummate the Kennady Arrangement or the other transactions contemplated by this Agreement;
(c)	Mountain shall use commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(d)	Mountain shall use its commercially reasonable best efforts to maintain and preserve all of its rights under each of its Mountain Mineral Rights and under each of its Authorizations;
(e)	Mountain shall:
(i)	not take any action which would render, or which reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(ii)	provide Kennady with prompt written notice of: (A) any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties (including the Mountain Mineral Rights), articles, by-laws, licenses, permits (including Authorizations), rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of Mountain which, when considered either individually or in the aggregate, has resulted in or would reasonably be expected to result in a Mountain Material Adverse Effect; (B) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations of Mountain contained herein to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Mountain Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (y) result in the failure in any material respect of Mountain to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time; and

(iii)	not enter into or renew any agreement, contract, lease, licence or other binding obligation of Mountain (A) containing (1) any limitation or restriction on the ability of Mountain or, following completion of the transactions contemplated hereby, the ability of Mountain, to engage in any type of activity or business, (2) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Mountain or, following consummation of the transactions contemplated hereby, all or any portion of the business of, is or would be conducted, or (3) any limit or restriction on the ability of Mountain or, following completion of the transactions contemplated hereby, the ability of Mountain, to solicit customers or employees, or (B) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement; and
(f)	Mountain shall not authorize or propose, or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other Subsections of this Section 5.3.

5.4	Covenants of Mountain Relating to the Arrangements

Mountain shall perform all obligations required to be performed by under this Agreement, co-operate with Kennady in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing or the obligations in Section 2.6 of this Agreement, Mountain shall:

(a)	use its commercially reasonable efforts to obtain and assist Kennady in obtaining all required Regulatory Approvals;
(b)	use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts;
(c)	defend all lawsuits or other legal, regulatory or other proceedings against Mountain challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;
(d)	apply for and use commercially reasonable efforts to obtain the Mountain TSX Approval;
(e)	apply for and use commercially reasonable efforts to obtain the Mountain Nasdaq Approval;
(f)	subject to applicable Law, make available and cause to be made available to Kennady, and its agents and advisors, information reasonably requested by Kennady for the purposes of confirming the representations and warranties of Mountain set out in Section 4.1 of this Agreement; and
(g)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement to the extent the same are within its control.
5.5	Employee and Severance Matters

After the Effective Time, Kennady shall terminate the employment of the employees set forth in Schedule 3.1(n) of the Kennady Disclosure Letter, and Mountain agrees that it shall pay, or shall cause Kennady to pay, the severance, any vacation pay and change of control payment due to such employee upon such termination, the amount of which is disclosed in Section 3.1(n) of the Kennady Disclosure Letter, which payment shall be made on the Effective Date.

5.6	Mutual Covenants

Each of the Parties covenants and agrees that, except as expressly contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Kennady Plan of Arrangement, including using commercially reasonable efforts to co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder;

(b)	it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to, individually or in the aggregate, materially delay or materially impede the making or completion of the Kennady Plan of Arrangement;
(c)	the Parties will cooperate and use commercially reasonable efforts to ensure that all Consideration Shares issued under the Kennady Arrangement to the Kennady Shareholders will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act;
(d)	it shall, as promptly as practicable after the execution of this Agreement (i) make, or cause to be made, all filings and submissions applicable to it under all Laws applicable to complete the Plan of Arrangement in accordance with the terms of this Agreement, and (ii) use its commercially reasonable efforts to take, or cause to be taken, all other actions necessary, proper or advisable in order for it to fulfil its obligations under this Agreement; and
(e)	the Parties will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with any orders, registrations, consents, filings, rulings, exemptions and approvals and the preparation of any documents reasonably deemed by either of them to be necessary to discharge their respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement, including providing each other with advance copies and a reasonable opportunity to comment on all notices and information supplied to or filed with any Governmental Entity. Each Party will promptly notify the other Party of any substantive communications from or with any Governmental Entity with respect to the transactions contemplated hereby and will use its commercially reasonable efforts to ensure to the extent permitted by Law that the other Party, or their external counsel where appropriate, is involved in any substantive communications and invited to attend meetings with, or other appearances before, any Governmental Entity with respect to the transactions contemplated hereby. To the extent that any information or documentation is deemed to be competitively sensitive by a Party, acting reasonably, such information may be provided on a confidential and privileged basis to external counsel only, provided that nothing in this Agreement requires a Party to share with the other Party or its external counsel any information that relates to the valuation of the transactions contemplated by this Agreement.
5.7	Privacy
(a)	Each Disclosing Party acknowledges and confirms that the disclosure of Transferred Information is necessary for the purposes of determining if the Parties shall proceed with the transactions contemplated herein, and that the disclosure of Transferred Information relates solely to the carrying on of the business of the Disclosing Party and the completion of the transactions contemplated herein.
(b)	Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of all documented purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and all additional documented purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by law, obtained the consent of such individual to such use or disclosure.

(c)	In addition to its other obligations hereunder, Recipient covenants and agrees to: (i) prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions; (ii) after the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (A) the Disclosing Party or Recipient have first notified such individual of such additional purpose, and where required by Laws, obtained the consent of such individual to such additional purpose, or (B) such use or disclosure is permitted or authorized by law, without notice to, or consent from, such individual; (iii) where required by law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient; (iv) return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated herein not be completed; and (v) notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Laws, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Laws.
(d)	Recipient shall at all times keep strictly confidential all Transferred Information provided to it, and shall instruct those employees or advisors responsible for processing such Transferred Information to protect the confidentiality of such information in a manner consistent with the Recipient’s obligations hereunder and according to applicable Laws.
(e)	Recipient shall ensure that access to the Transferred Information shall be restricted to those employees or advisors of the respective Recipient who have a bona fide need to access such information in order to complete the transactions contemplated herein.

Article 6
CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Kennady Arrangement and the transactions contemplated by this Agreement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of the Parties:

(a)	the Kennady Arrangement Resolution shall have been approved and adopted by the Kennady Shareholders at the Kennady Meeting by not less than the vote required by the Kennady Shareholder Approval in accordance with the Kennady Interim Order and applicable Laws;

(b)	the Mountain Shareholder Resolution shall have been approved and adopted by the Mountain Shareholders at the Mountain Meeting by not less than the vote required by the Mountain Shareholder Approval in accordance with applicable Laws;
(c)	the Kennady Interim Order and the Kennady Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Kennady and Mountain, acting reasonably, on appeal or otherwise;
(d)	no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law, judgment, decision, order or decree which is then in effect and has the effect of making the Kennady Arrangement illegal or otherwise preventing or prohibiting consummation of the Kennady Arrangement;
(e)	all Regulatory Approvals shall have been obtained on terms and conditions satisfactory to each of Kennady and Mountain, acting reasonably;
(f)	Kennady TSXV Approval shall have been obtained;
(g)	Mountain TSX Approval shall have been obtained;
(h)	Mountain Nasdaq Approval shall have been obtained;
(i)	the Consideration Shares to be issued under the Kennady Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof;
(j)	the distribution of the securities pursuant to the Kennady Arrangement shall be exempt from the prospectus requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control Persons or pursuant to Section 2.6 of the National Instrument 45-102 - Resale of Securities);
(k)	this Agreement shall not have been terminated.
6.2	Additional Conditions Precedent to the Obligations of Mountain

The obligation of Mountain to complete the Kennady Arrangement and the transactions contemplated by this Agreement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Mountain and may be waived in whole or in part by Mountain):

(a)	all covenants of Kennady under this Agreement to be performed on or before the Effective Time which have not been waived by Mountain shall have been duly performed by Kennady in all material respects and Mountain shall have received a certificate of Kennady addressed to Mountain and dated the Effective Date, signed on behalf of Kennady by two senior executive officers of Kennady (on Kennady’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)	the representations and warranties of Kennady set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Kennady Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Kennady Material Adverse Effect, provided that the representations and warranties of Kennady set forth in Subsections 3.1(l) and 3.1(dd) shall be true and correct in all material respects as of the Effective Time, and Mountain shall have received a certificate of Kennady addressed to Mountain and dated the Effective Date, signed on behalf of Kennady by two senior executive officers of Kennady (on Kennady’s behalf and without personal liability), confirming the same as at the Effective Date;
(c)	there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Entity or any other Person but excluding any action or proceeding initiated by a Kennady Shareholder (in its capacity as a Kennady Shareholder) in respect of the Kennady Arrangement, that is reasonably likely to result in a:
(i)	prohibition or restriction on the acquisition by Mountain of any Kennady Shares, restriction or prohibition of the consummation of the Kennady Arrangement or a Person obtaining from Kennady or Mountain any material damages directly or indirectly in connection with the Kennady Arrangement;
(ii)	prohibition or material limit on the ownership by Mountain of Kennady or any material portion of its business; or
(iii)	imposition of limitations on the ability of Mountain to acquire or hold, or exercise full rights of ownership of, any Kennady Shares, including the right to vote the Kennady Shares to be acquired by it on all matters properly presented to the Kennady Shareholders;
(d)	since the date of this Agreement, there shall not have occurred a Kennady Material Adverse Effect, and Mountain shall have received a certificate signed on behalf of Kennady by the chief executive officer and the chief financial officer of Kennady (on Kennady’s behalf and without personal liability) to such effect; and
(e)	holders of no more than 5% of the Kennady Shares shall have exercised Dissent Rights.

The foregoing conditions will be for the sole benefit of Mountain and may be waived by it in whole or in part at any time.

6.3	Additional Conditions Precedent to the Obligations of Kennady

The obligation of Kennady to complete the Kennady Arrangement and the transactions contemplated by this Agreement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Kennady and may be waived in whole or in part by Kennady):

(a)	all covenants of Mountain under this Agreement to be performed on or before the Effective Time which have not been waived by Kennady shall have been duly performed by Mountain in all material respects and Kennady shall have received a certificate of Mountain, addressed to Kennady and dated the Effective Date, signed on behalf of Mountain by two senior executive officers of Mountain (on Mountain’s behalf and without personal liability), confirming the same as of the Effective Time;

(b)	the representations and warranties of Mountain set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Mountain Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Mountain Material Adverse Effect, provided that the representations and warranties of Mountain set forth Sections 4.1(l) and 4.1(cc) shall be true and correct in all material respects as of the Effective Time, and Kennady shall have received a certificate of Mountain addressed to Kennady and dated the Effective Date, signed on behalf of Mountain by two senior executive officers of Mountain (on Mountain’s behalf and without personal liability), confirming the same as at the Effective Time;
(c)	Mountain shall have complied with its obligations under Section 2.10 and the Depositary shall have confirmed receipt of the Consideration; and
(d)	since the date of this Agreement, there shall not have occurred a Mountain Material Adverse Effect and Kennady shall have received a certificate signed on behalf of Mountain by the chief executive officer and chief financial officer of Mountain (on Mountain’s behalf and without personal liability) to such effect.

The foregoing conditions will be for the sole benefit of Kennady and may be waived by it in whole or in part at any time.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, the Kennady Articles of Arrangement are filed under the OBCA to give effect to the Kennady Arrangement.

Article 7
ADDITIONAL AGREEMENTS

7.1	Mutual Covenants Regarding Non-Solicitation
(a)	Except as expressly provided in this Article 7, neither Party shall, directly or indirectly, through any of its Representatives or subsidiaries, or otherwise, and shall not permit or authorize any such Person to do so on its behalf:

(i)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of a Party or any subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the other Party hereto) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(iii)	in the case of Kennady, make a Kennady Change in Recommendation other than following the occurrence of any Mountain Material Adverse Effect, and in the case of Mountain, make a Mountain Change in Recommendation, other than following the occurrence of any Kennady Material Adverse Effect;

(iv)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days will not be considered to be in violation of this Section 7.1 provided the Kennady Board or the Mountain Board, as the case may be, has rejected such Acquisition Proposal and affirmed the Kennady Board Recommendation or the Mountain Board Recommendation, as the case may be, before the end of such five Business Day period (or in the event that the Kennady Meeting or Mountain Meeting, as the case may be, is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Kennady Meeting or Mountain Meeting, as the case may be); or

(v)	accept or enter into or publicly propose to accept or enter into any agreement, understanding or arrangements in respect of an Acquisition Proposal.

(b)	Each Party shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than the other Party hereto) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, each Party will:

(i)	immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of such Party or of any of its subsidiaries; and

(ii)	within two Business Days, request, and exercise all rights it has to require (i) the return or destruction of all copies of any non-public confidential information regarding such Party or any of its subsidiaries provided to any Person, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding such Party or any of its subsidiaries, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(c)	Neither Party has, in the year prior to the date of this Agreement, waived any confidentiality, standstill or similar agreement or restriction to which such Party or any of its subsidiaries is a party, and each Party further covenants and agrees (i) that, except in respect of an unsolicited Acquisition Proposal made on a nonpublic basis to such Party as contemplated by Sections 7.3, 7.4 or 7.5, such Party shall take all necessary action to enforce each confidentiality, standstill, nondisclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which such Party or any of its subsidiaries is a party, and (ii) that neither it, nor any of its subsidiaries or any of their respective Representatives have or will, without the prior written consent of the other Party (which may be withheld or delayed in the other Party’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting such Party, or any of its subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which such Party or any of its subsidiaries is a party; provided, however, that the Parties acknowledge and agree that the automatic termination or release of any such agreement, restriction or covenant in accordance with their terms shall not be a violation of this Section 7.1(c).

(d)	Each Party shall advise its Representatives of the prohibitions set out in this Article 7 and any violation of the restrictions set forth in this Article 7 by a Party’s Representatives is deemed to be a breach of this Article 7 by such Party.
7.2	Notification of Acquisition Proposals

If a Party or any of its subsidiaries or any of their respective Representatives, receives an Acquisition Proposal after the date of this Agreement, or any request for copies of, access to, or disclosure of, confidential information relating to such Party or any subsidiary in connection with such an Acquisition Proposal, such Party shall as soon as practicable and in any event within 24 hours of the receipt thereof notify the other Party (at first orally and then in writing) of such Acquisition Proposal or request. Such notice shall include a description of its material terms and conditions of such Acquisition Proposal or request and the identity of all Persons making the Acquisition Proposal or request and shall provide the other Party with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Person. The Party receiving the Acquisition Proposal shall keep the other Party fully informed on a current basis of the status of material or substantive developments and (to the extent such Party is permitted by Section 7.3 or 7.4 to enter into discussions or negotiations), the status of discussions and negotiations with respect to any such Acquisition Proposal and shall provide the other Party with copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to such Party by or on behalf of any Person making any such Acquisition Proposal.

7.3	Responding to Acquisition Proposal and Superior Proposals by Kennady
(a)	Notwithstanding Section 7.1, if at any time prior to obtaining the Kennady Shareholder Approval of the Kennady Arrangement Resolution, Kennady receives a bona fide written Acquisition Proposal (that was not solicited after the date hereof in contravention of Section 7.1), Kennady may engage in or participate in discussions or negotiations regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of Kennady or its subsidiaries to the Person making such Acquisition Proposal, if and only if

(i)	the Kennady Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal (disregarding any due diligence or access condition) constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(ii)	Kennady has been, and continues to be, in compliance with its obligations under this Article 7;

(iii)	prior to providing any such copies, access, or disclosure, Kennady enters into a confidentiality and standstill agreement with such Person substantially in the same form as the Confidentiality Agreement and any such copies, access or disclosure provided to such Person shall have already been (or will simultaneously be) provided to Mountain; and

(iv)	Kennady promptly provides Mountain with:

(A)	written notice stating Kennady’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; and
(B)	prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 7.3(a)(iii).
(b)	Nothing contained in this Agreement shall prevent the Kennady Board from complying with a court order or Section 2.17 of Multilateral Instrument 62-104 - Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal.
7.4	Responding to Acquisition Proposal and Superior Proposals by Mountain
(a)	Notwithstanding Section 7.1, if at any time prior to obtaining the Mountain Shareholder Approval of the Mountain Shareholder Resolution, Mountain receives a bona fide written Acquisition Proposal (that was not solicited after the date hereof in contravention of Section 7.1), Mountain may engage in or participate in discussions or negotiations regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of Mountain or its subsidiaries to the Person making such Acquisition Proposal, if and only if:
(i)	the Mountain Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal (disregarding any due diligence or access condition) constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;
(ii)	Mountain has been, and continues to be, in compliance with its obligations under this Article 7;
(iii)	prior to providing any such copies, access, or disclosure, Mountain enters into a confidentiality and standstill agreement with such Person substantially in the same form as the Confidentiality Agreement and any such copies, access or disclosure provided to such Person shall have already been (or will simultaneously be) provided to Mountain; and
(iv)	Mountain promptly provides Kennady with:

(A)	written notice stating Mountain’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; and
(B)	prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 7.4(a)(iii).
(b)	Nothing contained in this Agreement shall prevent the Mountain Board from complying with a court order or Section 2.17 of Multilateral Instrument 62-104 - Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal,
7.5	Right to Match
(a)	If a Party (the “Receiving Party”) receives an Acquisition Proposal that constitutes a Superior Proposal prior to, in the case of Kennady being the Receiving Party, the approval of the Kennady Arrangement Resolution by the Kennady Shareholders, and in the case of Mountain being the Receiving Party, the approval of the Mountain Shareholder Resolution by the Mountain Shareholders, the Receiving Party may, subject to compliance with Article 8, enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(i)	the Receiving Party that has received the Acquisition Proposal that constitutes a Superior Proposal has been, and continues to be, in compliance with its obligations under this Article 7;

(ii)	the Receiving Party has delivered to the other Party a written notice of the determination of the Receiving Party’s board of directors that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Receiving Party’s board of directors to enter into a definitive agreement with respect to such Superior Proposal, together with a written notice from the Receiving Party’s board of directors regarding the value and financial terms that the board of directors, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

(iii)	the Receiving Party has provided the other Party a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to the Receiving Party in connection therewith;

(iv)	at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the other Party received the Superior Proposal Notice and the date on which such other Party received all of the materials set forth in Section 7.5(a)(iii);

(v)	during any Matching Period, such other Party has had the opportunity (but not the obligation), in accordance with Section 7.5(b), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vi)	after the Matching Period, the Receiving Party’s board of directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the other Party under Section 7.5(b)); and

(vii)	prior to or concurrently with entering into such definitive agreement the Receiving Party terminates this Agreement pursuant to Section 8.2(c) or Section 8.2(d), as applicable, and pays the Termination Fee pursuant to Section 8.3.

(b)	During the Matching Period, or such longer period as the Receiving Party may approve in writing for such purpose: (a) the Receiving Party’s board of directors shall review any offer made by the other Party under Section 7.5(a) to amend the terms of this Agreement and the Kennady Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Receiving Party shall negotiate in good faith with the other Party to make such amendments to the terms of this Agreement and the Kennady Arrangement as would enable the other Party to proceed with the transactions contemplated by this Agreement on such amended terms. If the Receiving Party’s board of directors determines that such Acquisition Proposal would cease to be a Superior Proposal, the Receiving Party shall promptly so advise the other Party and the Parties shall amend this Agreement to reflect such offer made by the other Party, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.
(c)	Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Receiving Party’s shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 7.5, and the other Party shall be afforded a new three Business Day Matching Period from the later of the date on which such other Party received the Superior Proposal Notice and the date on which such other Party received all of the materials set forth in Section 7.5(a)(iii) with respect to the new Superior Proposal from the Receiving Party.
(d)	The Receiving Party’s board of directors and committee of independent directors shall promptly reaffirm the Kennady Board Recommendation or the Mountain Board Recommendation, as the case may be, by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Receiving Party’s board of directors determines that a proposed amendment to the terms of this Agreement as contemplated under Section 7.5(b) would result in an Acquisition Proposal no longer being a Superior Proposal. The Receiving Party shall provide the other Party and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the other Party and its counsel.
(e)	If the Receiving Party provides a Superior Proposal Notice to the other Party on a date that is less than 10 Business Days before the Kennady Meeting or the Mountain Meeting, as the case may be, the other Party will be entitled to require the Receiving Party to adjourn or postpone such Kennady Meeting or Mountain Meeting, as the case may be, in accordance with the terms of this Agreement to a date specified by the other Party that is not more than 10 days after the scheduled date of the Kennady Meeting or the Mountain Meeting, as the case may be, provided that (i) in no event shall such adjourned or postponed meeting be held on a date that is less than five Business Days prior to the Outside Date and (ii) the Mountain Meeting shall always be held prior to the Kennady Meeting. If a Matching Period would not terminate before the date fixed for the Kennady Meeting or the Mountain Meeting, as the case may be, the Receiving Party shall adjourn or postpone the Kennady Meeting or the Mountain Meeting, as the case may be, to a date that is at least five Business Days after the expiration of the applicable Matching Period.

7.6	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts. Each of Kennady and Mountain shall, and shall cause their respective representatives to afford to the other Party and its representatives such access as the other Party may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to its officers, employees, agents, properties, books, records and contracts, and shall furnish the requesting Party with all data and information as the other Party may reasonably request.

7.7	Notices of Certain Events
(a)	Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement pursuant to its terms and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:
(i)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided that this clause (i) shall not apply in the case of any event or state of facts resulting from the actions or omissions of a Party which are required under this Agreement); or
(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time,

provided, however, that the delivery of any notice pursuant to this Section 7.7 shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

(b)	No Party may elect not to complete the transactions contemplated hereby pursuant to the conditions set forth herein or any termination right arising therefrom under Subsection 8.2(c)(iii) or 8.2(d)(iii) prior to the Effective Date, unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the earlier of: (i) the Outside Date; and (ii) the expiration of a period of ten Business Days from such notice and then only if such matter has not been cured by such date. If such notice has been delivered prior to making of application for the Kennady Final Order or the Mountain Meeting or the Kennady Meeting, such application and/or meetings shall be postponed, if and to the extent necessary, until the expiry of such period.

7.8	Insurance and Indemnification
(a)	Prior to the Effective Date, Kennady shall purchase customary “tail” or “run-off” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Kennady which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Mountain will, or will cause Kennady to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided, that Mountain shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided, further, that the cost of such policy shall not exceed 200% of Kennady’s current annual aggregate premium for policies currently maintained by Kennady.
(b)	From and after the Effective Time, Mountain shall, or cause Kennady to, indemnify and hold harmless, all past and present directors, officers and employees of Kennady to the greatest extent such persons are indemnified by Kennady as of the date of this Agreement pursuant to the articles and by-laws of Kennady and any indemnity agreements between Kennady and such individuals in existence as of the date of this Agreement, for acts or omissions occurring on or prior to the Effective Time.
(c)	The provisions of this Section 7.8 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Mountain hereby confirms that it is acting as agent on their behalf. Furthermore, this Section 7.8 shall survive the termination of this Agreement as a result of the occurrence of the Effective Time for a period of six years.

Article 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement, the Mountain Shareholder Resolution or the Kennady Arrangement Resolution):

(a)	by mutual written agreement of Kennady and Mountain;
(b)	by either Kennady or Mountain, if:
(i)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Subsection 8.2(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii)	after the date hereof, there shall be enacted or made any applicable Law or there shall exist any injunction or court order that makes consummation of the Kennady Arrangement illegal or otherwise prohibits or enjoins Kennady or Mountain from consummating the Arrangement and such applicable Law, injunction or court order shall have become final and non-appealable, provided that the Party seeking to terminate this Agreement under this Section 8.2(b)(ii) shall have used commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have prevented the entry of or remove or lift such prohibition or injunction;

(iii)	the Mountain Shareholder Approval shall not have been obtained at the Mountain Meeting; or

(iv)	the Kennady Shareholder Approval shall not have been obtained at the Kennady Meeting in accordance with the Kennady Interim Order.

(c)	by Mountain, if:
(i)	prior to the Approval of the Kennady Arrangement Resolution, (A) the Kennady Board (or any committee thereof) fails to recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to Mountain, the Kennady Board Recommendation, or fails to reaffirm the Kennady Board Recommendation within five Business Days (and in any case prior to the Kennady Meeting) after having been requested in writing by Mountain (acting reasonably) to do so, including for greater certainty in the circumstances described in Section 7.1(a)(iv) (a “Kennady Change in Recommendation”); or (B) the Kennady Board (or any committee thereof) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend any Acquisition Proposal;

(ii)	prior to obtaining Mountain Shareholder Approval, subject to Mountain having complied with the terms of this Agreement including Section 7.4 and Section 7.5, the Mountain Board authorizes Mountain to enter into an agreement (other than a confidentiality agreement pursuant to Section 7.4(a)(iii) with respect to a Superior Proposal in accordance with Section 7.5; provided that concurrently with such termination, Mountain pays the Termination Fee payable pursuant to Section 8.3;

(iii)	Kennady breaches any representation or warranty of Kennady set forth in this Agreement which breach would cause the condition in Section 6.2(b) not to be satisfied or Kennady fails to perform any covenant (with the exception of the covenants contained in Sections 7.1, 7.2, 7.3 or 7.5) or material obligation made in this Agreement, in each case, in any material respect, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 7.7; provided that any wilful breach shall be deemed incapable of being cured and Mountain is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied;

(iv)	Kennady is in breach or in default of any of its obligations or covenants set forth in Sections 7.1, 7.2, 7.3 or 7.5;

(v)	the Kennady Meeting has not occurred on or before Meeting Deadline; provided that the right to terminate this Agreement pursuant to this Section 8.2(c)(v) shall not be available to Mountain if (A) the failure by Mountain to fulfil any obligation hereunder is the cause of, or results in, the failure of the Kennady Meeting to occur on or before such date, or (B) the Mountain Shareholder Resolution has not been passed at the Mountain Meeting;

(vi)	Kennady provides Mountain with a Superior Proposal Notice;

(vii)	there shall occur after the date hereof any Kennady Material Adverse Effect and the condition in Section 6.2(d) is not capable of being satisfied by the Outside Date; or

(viii)	the condition set forth in Section 6.2(h) (Dissent Rights) is not capable of being satisfied by the Outside Date.

(d)	by Kennady, if
(i)	prior to the Approval of the Mountain Shareholder Resolution, (A) the Mountain Board (or any committee thereof) fails to recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to Kennady, the Mountain Board Recommendation, or fails to reaffirm the Mountain Board Recommendation within five Business Days (and in any case prior to the Mountain Meeting) after having been requested in writing by Kennady (acting reasonably) to do so, including for greater certainty in the circumstances described in Section 7.1(a)(iv) (a “Mountain Change in Recommendation”); or (B) the Mountain Board (or any committee thereof) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend any Acquisition Proposal;
(ii)	prior to obtaining Kennady Shareholder Approval, subject to Kennady having complied with the terms of this Agreement including Sections 7.3 and 7.5, the Kennady Board authorizes Kennady to enter into an agreement (other than a confidentiality agreement pursuant to Section 7.3(a)(iii)) with respect to a Superior Proposal in accordance with Section 7.5; provided that concurrently with such termination, Kennady pays the Termination Fee payable pursuant to Section 8.3;
(iii)	Mountain breaches any representation or warranty of Mountain set forth in this Agreement which breach would cause the condition in Section 6.3(b) not to be satisfied or Mountain fails to perform any covenant (with the exception of the covenants in Sections 7.1, 7.2, 7.4 or 7.5) or material obligation made in this Agreement, in each case, in any material respect, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 7.7; provided that any wilful breach shall be deemed incapable of being cured and Kennady is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied;
(iv)	the Mountain Meeting has not occurred on or before Meeting Deadline; provided that the right to terminate this Agreement pursuant to this Section 8.2(d)(iv) shall not be available to Kennady if the failure by Kennady to fulfil any obligation hereunder is the cause of, or results in, the failure of the Mountain Meeting to occur on or before such date;

(v)	Mountain provides Kennady with a Superior Proposal Notice;
(vi)	Mountain is in breach or in default of any of its obligations or covenants set forth in Sections 7.1, 7.2, 7.4 or 7.5;
(vii)	Mountain does not comply with its obligations under Section 2.10; or
(viii)	there shall occur after the date hereof any Mountain Material Adverse Effect and the condition in Section 6.3(d) is not capable of being satisfied by the Outside Date.
(e)	If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions of this Subsection 8.2(e) and Subsections 2.5(c), 7.8, 8.3, 9.1, 9.2, 9.3, 9.4, 9.6, 9.7 and 9.9 (and all related definitions set forth in Section 1.1) and the Confidentiality Agreement shall survive any termination hereof pursuant to Subsection 8.2; provided further that neither the termination of this Agreement nor anything contained in this Subsection 8.2 shall relieve a Party from any liability arising prior to such termination and no Party shall be relieved of any liability for any wilful breach of this Agreement.
8.3	Expenses and Termination Fees
(a)	Mountain shall be entitled to the Termination Fee upon the occurrence of any of the following events (each an “Kennady Termination Fee Event”) which shall be paid by Kennady within the time specified in respect of each such Kennady Termination Fee Event:
(i)	this Agreement is terminated by Mountain pursuant to Section 8.2(c)(i) (Kennady Change in Recommendation) (but not including a termination by Mountain pursuant to Section 8.2(c)(i) in circumstances where the Kennady Change in Recommendation resulted from the occurrence of a Mountain Material Adverse Effect) or Section 8.2(c)(vi) (Superior Proposal Notice)) in which case the Termination Fee shall be paid on the first Business Day following such termination;
(ii)	this Agreement is terminated by Kennady pursuant to Section 8.2(d)(ii) (to enter into a Superior Proposal), in which case the Termination Fee shall be paid concurrent with such termination; or
(iii)	this Agreement is terminated by Mountain pursuant to Section 8.2(c)(iv) (Breach of Non Solicitation) or Section 8.2(c)(v) (Kennady Meeting has not occurred), or by either Party pursuant to Section 8.2(b)(i) (Outside Date) or Section 8.2(b)(iv) (No Kennady Shareholder Approval) or by Kennady pursuant to Section 8.2(b)(i) (Effective Time not prior to the Outside Date) (in circumstances where Mountain would also be entitled to terminate this Agreement pursuant to Section 8.2(c)(iv), Section 8.2(c)(v), Section 8.2(b)(i) or Section 8.2(b)(iv)), but only if, in the case of this Section 8.3(a)(iii), prior to the termination of this Agreement, an Acquisition Proposal shall have been made to Kennady and publicly announced, or an Acquisition Proposal with respect to Kennady is publicly announced or any Person shall have publicly announced the intention to make an Acquisition Proposal with respect to Kennady (other than by Mountain), and if within nine months following the date of such termination:

(A)	an Acquisition Proposal (whether or not it is the Acquisition Proposal referred to above) is consummated by Kennady; or
(B)	Kennady and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Kennady Board approves or recommends, an Acquisition Proposal and at any time thereafter (whether or not within nine months following the date of termination of this Agreement), such Acquisition Proposal is consummated;

in which case the Termination Fee shall be payable within two Business Days following the closing of the applicable transaction referred to therein. For purposes of this Section 8.3(a)(iii), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 1.1, except that the references to “20%” therein shall be deemed to be references to “50%”

(b)	Kennady shall be entitled to the Termination Fee upon the occurrence of any of the following events (each a “Mountain Termination Fee Event”) which shall be paid by Mountain within the time specified in respect of each such Mountain Termination Fee Event:
(i)	this Agreement is terminated by Kennady pursuant to Section 8.2(d)(i) (Mountain Change in Recommendation) (but not including a termination by Kennady pursuant to Section 8.2(d)(i) in circumstances where the Mountain Change in Recommendation resulted from the occurrence of a Kennady Material Adverse Effect) or Section 8.2(d)(v) (Superior Proposal Notice) in which case the Termination Fee shall be paid on the first Business Day following such termination;
(ii)	this Agreement is terminated by Mountain pursuant to Section 8.2(c)(ii) (to enter into a Superior Proposal), in which case the Termination Fee shall be paid concurrent with such termination; or
(iii)	this Agreement is terminated by Kennady pursuant to Section 8.2(d)(vi) (Breach of Non Solicitation) or Section 8.2(d)(iv) (Mountain Meeting has not occurred), or by either Party pursuant to Section 8.2(b)(i) (Outside Date) or Section 8.2(b)(iii) (No Mountain Shareholder Approval) or by Mountain pursuant to Section 8.2(b)(i) (Effective Time not prior to the Outside Date) (in circumstances where Kennady would also be entitled to terminate this Agreement pursuant to Section 8.2(d)(vi), Section 8.2(d)(v), Section 8.2(b)(i) or Section 8.2(b)(iv)), but only if, in the case of this Section 8.3(b)(iii), prior to the termination of this Agreement, an Acquisition Proposal shall have been made to Mountain and publicly announced, or an Acquisition Proposal with respect to Mountain is publicly announced or any Person shall have publicly announced the intention to make an Acquisition Proposal with respect to Mountain (other than by Kennady), and if within nine months following the date of such termination:
(A)	an Acquisition Proposal (whether or not it is the Acquisition Proposal referred to above) is consummated by Mountain; or
(B)	Mountain and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Mountain Board approves or recommends, an Acquisition Proposal and at any time thereafter (whether or not within nine months following the date of termination of this Agreement), such Acquisition Proposal is consummated;

in which case the Termination Fee shall be payable within two Business Days following the closing of the applicable transaction referred to therein. For purposes of this Section 8.3(b)(iii), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 1.1, except that the references to “20%” therein shall be deemed to be references to “50%”.

(c)	The Termination Fee shall be payable by the Party required to pay such fee by wire transfer in immediately available funds to an account specified by the Party to whom such fee is payable.
(d)	Each of the Parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. The Parties further acknowledge and agree that the Termination Fee is a payment of liquidated monetary damages which are a genuine pre-estimate of the damages which the Party entitled to receive such fee will suffer or incur as a result of the cancellation and termination of all rights and obligations with respect to the direct or indirect acquisition of Kennady by Mountain in the circumstances in which the Termination Fee is payable, that such payment is not for lost profits or a penalty, and that no Party shall take any position inconsistent with the foregoing. Each of the Parties irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. Each of the Parties hereby acknowledges and agrees that, upon any termination of this Agreement as permitted under Section 8.2 under circumstances where a Party is entitled to the Termination Fee and such Termination Fee is paid in full to such Party, the Party to whom such fee has been paid shall be precluded from any other remedy against the other Party at law or in equity or otherwise and in any such case it shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Party who has paid such fee or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.
(e)	Subject to the last sentence of Section 8.3(d), nothing in this Section 8.3 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreement, and any requirement for securing or posting of any bond in connection with the obtaining of any such injunction or specific performance is hereby being waived. Each of the Parties hereby acknowledges that a Party shall be entitled to elect to be paid a Termination Fee under this Section 8.3 or pursue its remedies contemplated in this Subsection 8.3(e) and Section 9.3.
(f)	Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Kennady Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses. After the Effective Time, Mountain shall pay, or shall cause Kennady to pay, all outstanding invoices requiring payment by Kennady for services rendered and products purchased prior to the Effective Time, which were incurred in the ordinary course of business consistent with past practices or in connection with the Kennady Arrangement, upon presentation of such invoices to Mountain.

8.4	Amendment

Subject to the provisions of the Kennady Interim Order, the Kennady Plan of Arrangement and applicable Laws, this Agreement and the Kennady Plan of Arrangement may, at any time and from time to time before or after the holding of the Kennady Meeting and Mountain Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or Authorization on the part of the Mountain Shareholders or Kennady Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;
(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;
(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and
(d)	waive compliance with or modify any mutual conditions precedent herein contained.
8.5	Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

Article 9
GENERAL PROVISIONS

9.1	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a business day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a business day then the notice shall be deemed to have been given and received on the next business day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Mountain:

Mountain Province Diamonds Inc.

161 Bay Street, Suite 1410

P.O. Box 216

Toronto, ON M5J 2S1

Attention	David Whittle, Interim President and Chief Executive Officer
Email:	d.whittle@mountainprovince.com

with a copy (which shall not constitute notice) to:

Miller Thomson LLP

400 - 725 Granville Street

Vancouver, British Columbia V7Y 1G5

Attention	Greg Smith
Email:	gsmith@millerthomson.com

(b)	if to Kennady:

Kennady Diamonds Inc.

700 - 1199 West Hastings Street

Vancouver, BC V6E 3T5

Attention	Rory Moore, President and Chief Executive Officer
Email:	rmoore@kennadydiamonds.com

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

2900 - 550 Burrard Street

Vancouver , BC V6C 0A3

Attention:	Blair Horn
Email:	bhorn@fasken.com

9.2	Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Kennady Arrangement.

9.3	Injunctive Relief

Subject to Section 8.3, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Subject to Section 8.3, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

9.4	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in the Kennady Plan of Arrangement without any further act or formality, each of the Parties to this Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out therein.

9.5	Time of Essence

Time shall be of the essence in this Agreement.

9.6	Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto and the Kennady Disclosure Letter and the Mountain Disclosure Letter) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Parties.

9.7	No Liability

No director or officer of Mountain shall have any personal liability whatsoever to Kennady under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Mountain. No director or officer of Kennady shall have any personal liability whatsoever to Mountain under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Kennady.

9.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.9	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

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IN WITNESS WHEREOF Mountain and Kennady have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MOUNTAIN PROVINCE DIAMONDS INC.

By:	(signed) "David Whittle"
Name: David Whittle
Title: Interim President and CEO

[Signature Page to Arrangement Agreement]

KENNADY DIAMONDS INC.

By:	(signed) "Rory Moore"
Name: Rory Moore
Title: President and CEO

[Signature Page to Arrangement Agreement]

SCHEDULE A
KENNADY PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE
ONTARIO BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1	Definitions. In this plan of arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:
(a)	“Arrangement Agreement” means the arrangement agreement dated as of January 28, 2018 between Kennady and Mountain to which this Kennady Plan of Arrangement is attached as Schedule A, as may be supplemented, amended or otherwise modified from time to time in accordance with the terms thereof;
(b)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;
(c)	“Code” means the U.S. Internal Revenue Code of 1986;
(d)	“Consideration Shares” means 0.975 Mountain Shares for each one issued and outstanding Kennady Share to be issued to Kennady Shareholders pursuant to the Kennady Arrangement;
(e)	“Court” means the Ontario Superior Court of Justice (Commercial List) or other court with jurisdiction to consider and issue the Kennady Interim Order and the Kennady Final Order;
(f)	“Depositary” means any trust company, bank or financial institution agreed to in writing between Mountain and Kennady for the purpose of, among other things, exchanging the Kennady Shares for the Consideration Shares in connection with the Kennady Arrangement;
(g)	“Director” means the Director appointed pursuant to Section 278 of the OBCA;
(h)	“Dissent Rights” means the rights of dissent in respect to the Kennady Arrangement under the OBCA as described in Article 4;
(i)	“Dissenting Shareholder” means a registered Kennady Shareholder who duly exercises its Dissent Rights pursuant to Article 4 of this Kennady Plan of Arrangement and the Kennady Interim Order and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;
(j)	“Effective Date” means the date the Kennady Arrangement becomes effective under the OBCA;
(k)	“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

(l)	“Exchange Ratio” means the number of Mountain Shares to be issued for each Kennady Share pursuant to the Kennady Arrangement;
(m)	“Former Kennady Shareholders” means the holders of Kennady Shares immediately prior to the Effective Time;
(n)	“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or entity, domestic or foreign; (b) any stock exchange, including Nasdaq, the TSX and the TSXV; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
(o)	“including” means including without limitation, and “include” and “includes” have a corresponding meaning;
(p)	“Kennady” means Kennady Diamonds Inc., a corporation incorporated under the OBCA;
(q)	“Kennady Arrangement” means an arrangement under Section 182 of the OBCA on the terms and conditions set forth in this Kennady Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement, this Kennady Plan of Arrangement, or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Kennady and Mountain, each acting reasonably);
(r)	“Kennady Arrangement Resolution” means the special resolution of the Kennady Shareholders approving the Kennady Plan of Arrangement;
(s)	“Kennady Articles of Arrangement” means the articles of arrangement of Kennady in respect of the Kennady Arrangement required under 183(1) of the OBCA to be filed with the Director giving effect to the Kennady Arrangement;
(t)	“Kennady Final Order” means the final order of the Court pursuant to section 182(5) of the OBCA, in form acceptable to Kennady and Mountain, each acting reasonably, approving the Kennady Arrangement, as such order may be amended by the Court (with the consent of both Kennady and Mountain, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Kennady and Mountain, each acting reasonably) on appeal;
(u)	“Kennady Interim Order” means the interim order made by the Court contemplated by Section 2.2 of the Arrangement Agreement, in a form acceptable to Kennady and Mountain, each acting reasonably, providing for, among other things, the calling and holding of the Kennady Meeting, as the same may be amended, supplemented or varied by the Court (with the consent of Kennady and Mountain, each acting reasonably);
(v)	“Kennady Meeting” means the special meeting of the Kennady Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Kennady Interim Order to consider the Kennady Arrangement Resolution;

(w)	“Kennady Plan of Arrangement” has the meaning set forth in the Arrangement Agreement;
(x)	“Kennady Shareholders” means holders of Kennady Shares;
(y)	“Kennady Shares” means the common shares in the capital of Kennady;
(z)	“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including Nasdaq, the TSX and the TSXV), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;
(aa)	“Lien” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims or other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;
(bb)	“Mountain” means Mountain Province Diamonds Inc., a corporation continued under the laws of the Province of Ontario;
(cc)	“Mountain Shares” means the common shares in the capital of Mountain;
(dd)	“Notice of Dissent” means a notice given in respect of the Dissent Rights as contemplated in the Kennady Interim Order and as described in Article 4;
(ee)	“OBCA” means the Business Corporations Act (Ontario);
(ff)	“Parties” means Kennady and Mountain, and “Party” means any of them;
(gg)	“Person” or “person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;
(hh)	“Tax Act” has the meaning set forth in the Arrangement Agreement;
(ii)	“Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies, fees and other charges of any kind whatsoever imposed, assessed, reassessed or collected by any Governmental Entity, including all interest, penalties, fines, instalments, additions to tax or other additional amounts imposed, assessed, reassessed or collected by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, gross income, net income, profits, windfall, royalty, capital, capital gains, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, premium, alternative, real property, excise, stamp, withholding, business, franchise, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other pension plan premiums or contributions imposed by any Governmental Entity, all withholdings on amounts paid to or by the relevant Person and any liability as a transferee, successor, guarantor or by contract or by operation of applicable Laws in respect of any of the foregoing;

(jj)	“TSX” means the Toronto Stock Exchange; and
(kk)	“TSXV” means the TSX Venture Exchange.
1.2	Sections and Headings. The division of this Kennady Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Kennady Plan of Arrangement. Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Kennady Plan of Arrangement.
1.3	Number, Gender and Persons. In this Kennady Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires, words importing the singular number shall include the plural and vice versa, and words importing gender shall include all genders.
1.4	Meaning. Words and phrases used herein and defined in the OBCA shall have the same meaning herein as in the OBCA, unless the context otherwise requires.
1.5	Statutory References. Any reference in this Kennady Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.
1.6	Currency. Unless otherwise stated all references in this Kennady Plan of Arrangement to sums of money are expressed in lawful money of Canada.
1.7	Business Day. In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.
1.8	Governing Law. This Kennady Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.9	Binding Effect. This Kennady Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) Kennady; (ii) Mountain; (iii) all registered and beneficial Kennady Shareholders; (iv) the Dissenting Shareholders; (v) the registrar and transfer agent in respect of the Kennady Shares; and (vi) the Depositary.

ARTICLE 2
ARRANGEMENT agreement

2.1	Arrangement Agreement. This Kennady Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

ARTICLE 3
the Kennady arrangement

3.1	The Arrangement. On the Effective Date, commencing at the Effective Time, the following events or transactions shall occur and be deemed to occur in the following chronological order without any further act or formality notwithstanding anything contained in the provisions attaching to any of the securities of Kennady or Mountain, but subject to the provisions of Article 4:
(a)	At the Effective Time, each Kennady Share held by a Dissenting Shareholder shall, and shall be deemed to be, transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Kennady and Kennady shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of each such holder shall be removed from the securities register as a holder of Kennady Shares.
(b)	All Kennady Shares shall be transferred to Mountain (other than Kennady Shares held by Mountain or Dissenting Shareholders), free and clear of any Liens, and:
(i)	each holder thereof shall receive, in exchange therefor the Consideration Shares;
(ii)	each holder of the Kennady Shares shall cease to be the holder of such shares and such holder’s name shall be removed from the securities register of Kennady with respect to such shares;
(iii)	Mountain shall be entered in the securities register of Kennady as the holder thereof; and
(iv)	Former Kennady Shareholders (other than Dissenting Shareholders) shall be entered in the securities register of Mountain as holders of the Consideration Shares.
3.2	No Fractional Shares. Notwithstanding any other provision of this Kennady Arrangement, in no event shall any Former Kennady Shareholder be entitled to a fractional Consideration Share. Where the aggregate number of Consideration Shares to be issued to a Former Kennady Shareholder as consideration under the Kennady Arrangement would result in a fraction of a Consideration Share being issuable, the number of Consideration Shares to be received by such Former Kennady Shareholder shall be: (i) rounded down to the nearest whole Consideration Share in the event that the number of fractional Consideration Shares is equal to or less than 0.5; and (ii) round up to the nearest whole Consideration Share in the event that the number of fractional Consideration Shares is greater than 0.5 and less than 1.0.

3.3	Tax Election. A Former Kennady Shareholder who exchanges Kennady Shares for Mountain Shares pursuant to this Kennady Plan of Arrangement and who provides Mountain with a letter of representation in a form satisfactory to Mountain acting reasonably that such Former Kennady Shareholder does not hold their Kennady Shares as capital property for purposes of the Tax Act, shall be entitled to make an income tax election with Mountain, pursuant to subsection 85(1) or 85(2) of the Tax Act, as applicable (and the analogous provisions of provincial income tax law) by providing two signed copies of the necessary election forms to Mountain within 90 days following the Effective Date, duly completed including the details of the number of Kennady Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms complying with the provisions of the Tax Act (or applicable provincial income tax law), the forms will be signed by Mountain and returned to such Former Kennady Shareholders within 60 days after the receipt thereof by Mountain for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). Mountain will not be responsible for the proper completion of any election form and, except for the obligation of Mountain to so sign and return duly completed election forms which are received by Mountain within 90 days of the Effective Date, Mountain will not be responsible for any taxes, interest or penalties resulting from the failure by a Kennady Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (and any applicable provincial legislation). In its sole discretion, Mountain may choose to sign and return an election form received by it more than 90 days following the Effective Date but has no obligation to do so.
3.4	Deemed Fully Paid and Non-Assessable Shares. All Consideration Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes.
3.5	Arrangement Effectiveness. The Kennady Arrangement shall become final and conclusively binding on all registered and beneficial Kennady Shareholders, each of Kennady and Mountain, the Dissenting Shareholders, the registrar and transfer agent in respect of the Kennady Shares and the Depositary on the Effective Date.
3.6	Supplementary Actions. Notwithstanding that the transactions and events set out in Section 3.1 shall occur and shall be deemed to occur in the chronological order therein set out without any act or formality, each of Kennady and Mountain shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in Section 3.1, including any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, and any necessary additions to or deletions from share registers.

3.7	Withholding Rights. Mountain, Kennady and the Depositary shall be entitled to deduct and withhold from the consideration payable or otherwise deliverable to any Person, including to Dissenting Shareholders pursuant to Article 4, and from all dividends, other distributions or other amount otherwise payable to any Former Kennady Securityholder, such Taxes or other amounts as Mountain, Kennady or the Depositary is required, entitled or permitted to deduct and withhold with respect to such payment under the Tax Act, the Code or any other provisions of any applicable Laws, in each case, as amended. To the extent that Taxes or other amounts are so deducted and withheld, such deducted and withheld Taxes or other amounts shall be treated for all purposes of this Kennady Plan of Arrangement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate taxing authority. Mountain, Kennady and the Depository shall be authorized to sell or otherwise dispose of, on behalf of a Kennady Shareholder, such portion of the Consideration Shares issuable to such Kennady Shareholder (if any) as is necessary to provide sufficient funds to enable it to comply with its deducting or withholding requirements and such party shall notify the applicable Kennady Shareholder of the details of such disposition, including the gross proceeds and any adjustments to the proceeds, and remit any unapplied balance of the net proceeds of such sale to such Kennady Shareholder.

ARTICLE 4
RIghts of dissent

4.1	Rights of Dissent. The Kennady Shareholders may exercise rights of dissent (the “Dissent Rights”) in connection with the Kennady Arrangement pursuant to the Kennady Interim Order and the Kennady Final Order and in the manner set forth in Section 185 of the OBCA, provided that the written notice setting forth the objection of such registered Kennady Shareholders to the Kennady Arrangement and exercise of Dissent Rights must be received by Kennady not later than 5:00 p.m. (Toronto Time) on the Business Day that is two Business Days before the Kennady Meeting or any date to which the Kennady Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:
(a)	are ultimately entitled to be paid fair value for their Kennady Shares, which fair value, notwithstanding anything to the contrary contained in the OBCA, shall be determined immediately prior to the approval of the Kennady Arrangement Resolution, shall be deemed to have transferred their Kennady Shares to Kennady as of the Effective Time in consideration for a debt claim against Kennady to be paid the fair value of such Kennady Shares and will not be entitled to any other payment or consideration, including any payment that would be payable under the Kennady Arrangement had such holders not exercised their Dissent Rights; and
(b)	are ultimately not entitled, for any reason, to be paid fair value for their Kennady Shares shall be deemed to have participated in the Kennady Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Kennady Shares, and shall be entitled to receive only the consideration contemplated in Section 3.1(b) hereof (less any Taxes or other amounts deducted or withheld pursuant to Section 3.6 hereof) that such Kennady Shareholder would have received pursuant to the Kennady Arrangement if such Kennady Shareholder had not exercised Dissent Rights.

4.2	Recognition of Dissenting Shareholders. In no circumstances shall Kennady or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of those Kennady Shares in respect of which such rights are sought to be exercised. From and after the Effective Date, neither Kennady nor any other Person shall be required to recognize a Dissenting Shareholder as a shareholder of Kennady and the names of the Dissenting Shareholders shall be deleted from the register of holders of Kennady Shares previously maintained or caused to be maintained by Kennady.

ARTICLE 5
Certificates and payments

5.1	Mountain Shares. Mountain shall deliver or arrange to be delivered to the Depositary the Consideration Shares in certificated or book-entry form required to be issued to Kennady Shareholders, which Consideration Shares shall be held by the Depositary as agent and nominee for such Kennady Shareholders for delivery to such Kennady Shareholders in accordance with the provisions of Subsection 6.1(a) hereof.

ARTICLE 6
Delivery of shares

6.1	Delivery of Mountain Shares.
(a)	Upon surrender to the Depositary for cancellation of a certificate, or in the case of Kennady Shares in uncertificated or book-entry form, an “agent’s message” evidencing the surrender of such shares, that immediately before the Effective Time represented one or more outstanding Kennady Shares that were transferred in consideration for the Consideration Shares in accordance with Section 3.1 hereof together with a duly completed and executed letter of transmittal and such other documents and instruments as would have been required to effect the transfer of such Kennady Shares under the OBCA and the articles and by-laws of Kennady and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered Kennady Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver on behalf of Mountain to such holder following the Effective Time, the Consideration Shares in certificated or book-entry form, that such holder is entitled to receive in accordance with Section 3.1 hereof.
(b)	After the Effective Time and until surrendered for cancellation as contemplated by Subsection 6.1(a) hereof, each Kennady Share shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration Shares that the holder of such Kennady Shares is entitled to receive in accordance with Section 3.1(b) hereof.
6.2	Lost Certificates. If any certificate that immediately prior to the Effective Time represented one or more outstanding Kennady Shares that were exchanged for Consideration Shares in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver, in exchange for such lost, stolen or destroyed certificate, a certificate representing the Consideration Shares that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery in exchange for such lost, stolen or destroyed certificate, the holder to whom such delivery is to be made shall, as a condition precedent to such delivery, give a bond satisfactory to Mountain and the Depositary in such amount as Mountain and the Depositary may direct, or otherwise indemnify Mountain and the Depositary in a manner satisfactory to Mountain and the Depositary, against any claim that may be made against Mountain or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed, and shall otherwise take such actions as may be required by the articles or by-laws of Kennady.

6.3	Distributions with Respect to Unsurrendered Certificates. No dividend or other distribution declared or made after the Effective Time with respect to Mountain Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered Kennady Shares, unless and until the holder of such Kennady Shares shall have complied with the provisions of Section 6.1 hereof. Subject to applicable Law and to Section 6.4 hereof, at the time of such compliance, there shall, in addition to the delivery of the Consideration Shares to which such holder is entitled in accordance with Section 3.1 hereof, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Consideration Shares.
6.4	Limitation and Proscription. To the extent that a Former Kennady Shareholder shall not have complied with the provisions of Section 6.1 or Section 6.2 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the Consideration Shares that such Former Kennady Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and, as of such final proscription date, the Depositary shall deliver the certificates representing such Consideration Shares to Mountain and Mountain shall cancel such share certificate, and the interest of the Former Kennady Shareholder in such Consideration Shares to which it was entitled shall be terminated.
6.5	Paramountcy. From and after the Effective Time: (i) this Kennady Plan of Arrangement shall take precedence and priority over any and all Kennady Shares issued prior to the Effective Time or pursuant to this Kennady Plan of Arrangement; (ii) the rights and obligations of the registered holders of Kennady Shares (including Dissenting Shareholders) and Kennady, Mountain, the Depository and any transfer agent or other Depository in relation thereto, shall be solely as provided for in this Kennady Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Kennady Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 7
AMENDMENT AND FURTHER ASSURANCES

7.1	Amendments to Plan of Arrangement
(a)	The Arrangement Agreement and the Kennady Plan of Arrangement may be amended at any time and from time to time before or after the holding of the Kennady Meeting but not later than the Effective Time; provided that any such amendment (i) is in writing and is agreed to in writing by the Parties; (ii) if required, is filed with the Court; and (iii) if made following the Kennady Meeting, is approved by the Court and, if and as required by the Court, is communicated to Kennady Shareholders and/or consented to by Kennady Shareholders.
(b)	Any amendment made before the Kennady Meeting in accordance with this Section 7.1 may be made with or without any other prior notice or communication and, if accepted by the Kennady Shareholders voting at the Kennady Meeting (other than as may be required under the Interim Order), shall become part of the Arrangement Agreement and the Kennady Plan of Arrangement for all purposes.
(c)	Any amendment, modification or supplement to this Kennady Plan of Arrangement may be made by the Parties without the approval of or communication to the Court or the Kennady Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Parties is of an administrative or ministerial nature required to better give effect to the implementation of this Kennady Plan of Arrangement and is not materially adverse to the financial or economic interests of any of Kennady Shareholders.
(d)	Notwithstanding the foregoing provisions of this Article 7, no amendment, modification or supplement of this Kennady Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.
7.2	Further Assurances. Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur at the time and in the manner set out in this Kennady Plan of Arrangement without any further act or formality, Kennady and Mountain shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

SCHEDULE B
KENNADY ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Kennady Diamonds Inc. (the “Company”), pursuant to the arrangement agreement between the Company and Mountain Province Diamonds Inc. (“Mountain”), dated January 28>, 2018, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), all as more particularly described and set forth in the joint management information circular of the Company and Mountain dated <@>, 2018 (the “Circular”) accompanying the notice of this meeting, and all transactions contemplated thereby, are hereby authorized, approved and adopted.
2.	The plan of arrangement, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms, involving the Company and implementing the Arrangement (the “Plan of Arrangement”), the full text of which is set out as Appendix <@> to the Circular, is hereby authorized, approved and adopted.
3.	The Arrangement Agreement and all the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto and causing the performance by the Company of its obligations thereunder, are hereby ratified and approved.
4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company (the “Shareholders”) entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the Shareholders:
a.	to amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and
b.	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions at any time prior to the Effective Time (as defined in the Arrangement Agreement).
5.	Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, for filing under the OBCA, all such documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such documents.

6.	Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, under the corporate seal of the Company or otherwise, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in the opinion of such director or officer may be necessary or desirable to give full force and effect to the foregoing resolutions, the Arrangement Agreement and the completion of the Arrangement and related transactions in accordance with the terms of the Arrangement Agreement and the matters authorized thereby, including, without limitation:
a.	all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of the appropriate regulatory authorities; and
b.	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company;

such determination, in each case, to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any other such act or thing.

SCHEDULE C
MOUNTAIN SHAREHOLDER RESOLUTION

“BE IT RESOLVED THAT:

1.	the arrangement agreement dated January 28, 2018 between Mountain Province Diamonds Inc. (“Mountain”) and Kennady Diamonds Inc. (“Kennady”), as it may be amended from time to time (the “Arrangement Agreement”), and all transactions contemplated therein including the plan of arrangement (the “Plan Arrangement”), and the actions of the directors of Mountain in approving the Arrangement Agreement and the actions of the directors and officers of Mountain in executing and delivering the Arrangement Agreement and causing the performance by Mountain of its obligations thereunder and under the Plan of Arrangement, be and are hereby confirmed, ratified, authorized and approved;
2.	the issuance of such number of Mountain common shares by Mountain to Dermot Desmond, Bottin (International) Investments Ltd., or affiliates thereof, pursuant to the terms of the Plan of Arrangement, be and is hereby authorized and approved;
3.	the issuance of such number of Mountain common shares as may be required to be issued pursuant to the terms of the Plan of Arrangement, including such number of Mountain common shares as may be required to be issued in connection with the acquisition of all of the common shares of Kennady by Mountain pursuant to the Plan of Arrangement, be and is hereby authorized and approved;
4.	notwithstanding that this resolution has been duly passed by the shareholders of Mountain or that the Plan of Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Mountain be and are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Mountain (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Plan of Arrangement and to revoke this resolution at any time prior to the Effective Time (as defined in the Arrangement Agreement); and
5.	any director or officer of Mountain is hereby authorized, for and on behalf of Mountain, to execute, with or without the corporate seal and, if appropriate, deliver any and all other agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do, or cause to be done, any and all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement, the completion of the Plan of Arrangement and related transactions in accordance with the Arrangement Agreement and the matters authorized hereby, including, without limitation, (i) all actions required to be taken by or on behalf of Mountain, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities and (ii) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Mountain, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument, and the taking or doing of any such action.”